SECURITIES AND EXCHANGE COMMISSION,

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

(RULE 13e-100)

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE SECURITIES EXCHANGE ACT

OF 1934 AND RULE 13e-3 THEREUNDER

The Stephan Co.

(Name of the Issuer)

Eastchester Enterprises, Inc., Gunhill Enterprises, Inc., Frank F. Ferola, Shouky A. Shaheen,

Thomas M. D’Ambrosio and John DePinto

(Name of Person(s) Filing Statement)

Common Stock

(Title of Class of Securities)

858603103

(CUSIP Number of Class of Securities)

Eastchester Enterprises, Inc.

Frank F. Ferola, Chief Executive Officer

1850 West McNab Road

Fort Lauderdale, Florida 33309

Telephone: (954) 971-0600

(Name, Address and Telephone Numbers of Persons Authorized to Receive Notices and Communications on Behalf

of Person(s) Filing Statement)

Copies to:

Lex A. Watson

Merritt & Tenney, LLP

200 Galleria Parkway, N.W., Suite 500

Atlanta, Georgia 30339

Telephone: (770) 952-6550

This statement is filed in connection with (check the appropriate box):

a.	☒	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

b.	☐	The filing of a registration statement under the Securities Act of 1933.

c.	☐	A tender offer.

d.	☐	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**

$14,669,870	$2,933.97

* The transaction valuation was determined based upon the product of 3,259,971 shares of common stock and the merger consideration of $4.50 per share.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, was determined by multiplying the Transaction Valuation (calculated pursuant to the preceding sentence) by 1/50 of one percent.

☒	Check the box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $2,933.97	Filing Party:	The Stephan Co.

Form or Registration No.: Preliminary Proxy Statement	Date Filed:	November 24, 2003

SECTION 13E-3 TRANSACTION STATEMENT

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (this “Schedule 13E-3”) is being filed by: (1) Eastchester Enterprises, Inc. (“Eastchester”); (2) Gunhill Enterprises, Inc. (“Gunhill”) (3) Frank F. Ferola (“Ferola”), (4) Shouky A. Shaheen (“Shaheen”), (5) Thomas M. D’Ambrosio (“D’Ambrosio”), and (6) John DePinto (“DePinto”). Eastchester, Gunhill and Messrs. Ferola, Shaheen, D’Ambrosio and DePinto are referred to individually as a “Filing Person” and collectively as the “Filing Persons.” Messrs. Ferola, Shaheen, D’Ambrosio and DePinto are referred to as the “Acquisition Group.”

Pursuant to an Amended and Restated Agreement and Plan of Merger dated as of October 24, 2003 (the “Merger Agreement”) by and among Eastchester, a Florida corporation, Gunhill, a Florida corporation and a wholly-owned subsidiary of Eastchester, and The Stephan Company (“Stephan”), Gunhill will merge with and into Stephan. Under the terms of the Merger Agreement, upon the adoption and approval of the Merger Agreement by holders of Stephan common stock and the completion of the merger: (i) Gunhill Enterprises, Inc. will merge into Stephan, with Stephan continuing as the surviving corporation and (ii) each outstanding share of Stephan common stock will be canceled and converted into the right to receive $3.25 in cash and a promissory note in the principal amount of $1.25, except for shares of Stephan common stock held by Eastchester and the Acquisition Group. After the Merger, Stephan will be a privately held corporation, 100% of which will be beneficially owned by the Acquisition Group.

Concurrently with the filing of this Schedule 13E-3, Stephan is filing a preliminary proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), pursuant to which Stephan’s board of directors is soliciting proxies from holders of outstanding shares of Common Stock in connection with the Merger. The cross-reference sheet below is being supplied pursuant to General Instructions F and G to Schedule 13E-3 and shows the location in the Proxy Statement of the information required to be included in response to the Items of this Schedule 13E-3. The information set forth in the Proxy Statement, including all appendices thereto, is hereby incorporated herein by reference, and the responses to each Item in this Schedule 13E-3 are qualified in their entirety by the information contained in the Proxy Statement and the annexes thereto.

ITEM 1. SUMMARY TERM SHEET.

REGULATION M-A ITEM 1001

The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet” is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

REGULATION M-A ITEM 1002

(a)	The information set forth in the Proxy Statement under the caption “The Parties to the Merger – Stephan” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the caption “Summary Term Sheet – The Special Meeting Date, Time and Place” and “Special Meeting – Voting Rights; Vote Required for Adoption and Approval” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the caption “Comparative Market Price Data” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the caption “Dividend Policy” is incorporated herein by reference.

(e)	Not applicable.

(f)	Not applicable.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

REGULATION M-A ITEM 1003

(a)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – The Special Meeting Date, Time and Place,” and “Summary Term Sheet – The Parties to the Merger” is incorporated herein by reference.

(b)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet – The Parties to the Merger” is incorporated herein by reference. During the past five years, neither Eastchester nor Gunhill have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – The Parties to the Merger,” “Conflicts of Interest – Directors, Officers and Controlling Persons” is incorporated herein by reference. During the past five years, none of Messrs. Ferola, Shaheen, D’Ambrosio or DePinto have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding violations with respect to such laws.

Set forth below are the name, address and the present principal occupation or employment of any corporation or other organization in which such occupation or employment of each of the Filing Persons that are natural persons. Each person identified below is a United States citizen. Unless indicated otherwise, each person’s principal address and telephone number are 1850 West McNab Road, Fifth Floor, Fort Lauderdale, Florida 33309; Telephone: 954-971-0600.

Frank F. Ferola – The principal occupation of Mr. Ferola is (i) to serve as the Chairman of the Board of Directors and Chief Executive Officer of Stephan and (ii) to serve as the Chairman of the Board of Directors and the Chief Executive Officer of Eastchester, with which he has been associated since its inception in 2002.

Thomas M. D’Ambrosio – The principal occupation of Mr. D’Ambrosio is (i) to serve as a director of Stephan (since 1981), (ii) to serve as Vice President and Treasurer of Stephan and (iii) to serve as a director of Eastchester, with which he has been associated since its inception in 2002.

Shouky A. Shaheen – The principal occupation of Mr. Shaheen is (i) to serve as a director of Stephan (since 1998), (ii) to serve as president of Shaheen and Co. and (ii) to serve as a director of Eastchester, with which he has been associated since its inception in 2002.

John DePinto – The principal occupation of Mr. DePinto is (i) to serve as a director of Stephan (since 1981) and (ii) to serve as a director of Eastchester, with which he has been associated since its inception in 2002.

ITEM 4. TERMS OF THE TRANSACTION.

REGULATION M-A ITEM 1004

(a)(1)	Not applicable.

(a)(2)(i)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet” is incorporated herein by reference.

(a)(2)(ii)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet – Consideration to be Offered to Our Shareholders” is incorporated herein by reference.

(a)(2)(iii)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of SunTrust Robinson Humphrey,” “Special Factors – Reasons for the Recommendations of the Special Committee and Our Board of Directors,” “Special Factors – Stephan’s Position as to the Fairness of the Merger” and “Special Factors – Purposes and Structure of the Merger” is incorporated herein by reference.

(a)(2)(iv)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet – The Special Meeting Date, Time and Place,” and “Special Meeting – Voting Rights, Vote Required for Adoption and Approval” is incorporated herein by reference.

(a)(2)(v)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Purposes and Structure of the Merger” “Special Factors – Purposes and Structure of the Merger”, “Payment of Merger Consideration and Surrender of Stock Certificates,” “The Notes” and “Comparison of Rights of Common Stock and the Notes” is incorporated herein by reference.

(a)(2)(vi)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Accounting Treatment” and “Special Factors – Accounting Treatment” is incorporated herein by reference.

(a)(2)(vii)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Material Federal Income Tax Consequences to Our Stockholders,” and “Special Factors – Material Federal Income Tax Consequences to Our Stockholders” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Purposes and Structure of the Merger,” “Summary Term Sheet – Consideration to be Offered to Our Stockholders,” “Special Factors – Purposes of and Structure of the Merger,” “Special Factors – Certain Effects of the Merger on the Acquisition Group” and “Payment of Merger Consideration and Surrender of Stock Certificates” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger” and “Summary Term Sheet – Appraisal Rights,” and “Special Factors – Appraisal Rights” is incorporated herein by reference.

(e)	None.

(f)	Not applicable.

ITEM 5. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS

REGULATION M-A

ITEM 1005

(a)(1)	None.

(a)(2)	Not applicable.

(b) and (c)	The information set forth in the Proxy Statement under the caption “Special Factors – Background of the Merger” is incorporated herein by reference.

(e)	Eastchester and Frank F. Ferola, Sr., Shouky A. Shaheen, individually and as trustee, Thomas M. D’Ambrosio, and John DePinto (collectively, the “Shareholders”) entered into a Shareholders’ Agreement (the “Agreement”) with respect to the securities of Stephan whereby each of the Shareholders is obligated to contribute his Common Stock to Eastchester for the purpose of effecting the Merger. After the Merger, Stephan will become a wholly-owned subsidiary of Eastchester. The Agreement prohibits the Shareholders from voluntarily or involuntarily transferring, assigning, selling or conveying any interest in his shares of Eastchester, whether now owned or hereafter acquired, except in accordance with the Agreement.

If any Shareholder desires to sell his shares during his lifetime, he must first submit a written request for approval from Eastchester. Eastchester has the first option to purchase all, but not less than all, of the shares of the transferor Shareholder for a price (the “Option Price”) equal to the lesser of (1) the price disclosed in the written notice to Eastchester or (2) a pre-determined price set forth in the Agreement. If Eastchester fails to exercise its first option to purchase the transferor Shareholder’s shares, then the other Shareholders have a second option to purchase pro rata all, but not less than all, of the shares of the transferor Shareholder for the Option Price. If neither Eastchester nor the Shareholders exercise their options, then the transferor Shareholder is free for a period of ninety (90) days to transfer his shares in accordance with the terms of the Agreement.

In addition, notwithstanding anything to the contrary contained in the Agreement, in the event that (i) a vote is taken with respect to certain items described in the Agreement for which the affirmative vote of 78% of the outstanding shares are needed for approval; (ii) such action is approved by at least 78% of the outstanding shares; and (iii) Thomas M. D’Ambrosio voted all of his shares against taking such action, then Mr. D’Ambrosio shall have the right and option during the ninety (90) day period following such vote, to require Eastchester to purchase all, but not less than all, of his stock in Eastchester for a pre-determined price set forth in the Agreement.

The Agreement also contains, among other things, provisions regarding the disposition of shares upon the death of a Shareholder, actions that may not be taken by or on behalf of Eastchester without the unanimous vote of the outstanding shares of Eastchester, the election of directors and the election of officers.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS

REGULATION M-A ITEM 1006

(b)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Purposes and Effects of the Merger,” “Summary Term Sheet – Consideration to be Offered to Our Stockholders,” “Special Factors – Purposes and Structure of the Merger,” “Special Factors – Certain Effects of the Merger” and “The Merger Agreement – Consideration to be Offered to Our Stockholders” is incorporated herein by reference.

(c)(1)-(8)	The information set forth in the Proxy Statement under the “Summary Term Sheet – Purposes and Effects of the Merger,” “Special Factors – Purposes and Structure of the Merger,” “Special Factors – Certain Effects of the Merger,” and “The Merger Agreement – Generally” is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

REGULATION M-A ITEM 1013

(a) and (b)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Purposes and Structure of the Merger,” Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committees and Our Board of Directors,” “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger,” and “Special Factors – Purposes and Structure of the Merger” is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Purposes and Structure of the Merger,” Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committees and Our Board of Directors,” “Special Factors – Recommendation of the Special Committee” and “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Purposes and Structure of the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committees and Our Board of Directors,” “Special Factors – Material U.S. Federal Income Tax Consequences of the Merger to Our Stockholders,” “Special Factors – Opinion of SunTrust Robinson Humphrey” and “Special Factors – Purposes and Structure of the Merger” is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

REGULATION M-A ITEM 1014

(a) and (b)	Each of the Filing Persons believes that the Merger and its terms, as proposed, are fair to the shareholders of Stephan (other than the Acquisition Group). For a discussion of the factors considered by the Filing Persons in determining the fairness of the Merger, see the information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of SunTrust Robinson Humphrey,” “Special Factors – Reasons for the Recommendation of the Special Committee and Our Board of Directors,” “Special Factors – Recommendation of the Special Committee,” “Special Factors – Stephan’s Position as to the Fairness of the Merger” and “Special Factors – The Acquisition Group’s Position as to Fairness of the Merger” that is incorporated herein by reference.

(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – The Special Meeting Date, Time and Place,” “Special Meeting – Voting Rights; Vote Required for Adoption and Approval,” “The Merger Agreement” and “Special Factors – Reasons for the Recommendation of the Special Committee and Our Board of Directors” is incorporated herein by reference.

(d)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – Opinion of SunTrust Robinson Humphrey,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of SunTrust Robinson Humphrey,” “Special Factors – Reasons for the Recommendation of the Special Committee and Our Board of Directors,” Special Factors – Recommendation of the Special Committee,” “Special Factors – Stephan’s Position as to Fairness of the Merger” and “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” is incorporated herein by reference.

(e)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Reasons for the Recommendations of the Special Committee and Our Board of Directors,” “Special Factors – Recommendation of the Special Committee,” “Special Factors – Stephan’s Position as to the Fairness of the Merger” and “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” is incorporated herein by reference.

(f)	Not applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND NEGOTIATIONS.

REGULATION M-A ITEM 1015

(a)-(c)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Factors – Background of the Merger,” “Special Factors – Opinion of SunTrust Robinson Humphrey,” “Special Factors – Reasons for Recommendations of the Special Committee and Our Board of Directors,” “Special Factors – Recommendation of the Special Committee,” “Special Factors – Stephan’s Position as to the Fairness of the Merger” and “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” is incorporated herein by reference. The written Opinion of SunTrust Robinson Humphrey, dated as of April 30, 2003, is attached to the Proxy Statement as Appendix B.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

REGULATION M-A ITEM 1007

(a)-(d)	The information set forth in the Proxy Statement under the captions “Summary Term Sheet – Financing the Merger” and “The Merger – Financing of the Merger; Fees and Expenses of the Merger” is incorporated herein by reference.

ITEM 11. INTEREST IN THE SUBJECT COMPANY SECURITIES.

REGULATION M-A ITEM 1008

(a)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Summary Term Sheet – The Parties to the Merger,” “Summary Term Sheet – Conflicts of Interest – The Acquisition Group,” “Special Meeting – Voting Rights; Vote Required for Adoption and Approval,” “Special Factors – Background of the Merger,” “Conflicts of Interest – Directors, Officers and Controlling Persons” and “Security Ownership of Certain Beneficial Owners and Management” is incorporated herein by reference.

(b)	Not applicable.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

REGULATION M-A ITEM 1012

(d) and (e)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Meeting – Voting Rights; Vote Required for Adoption and Approval,” “Special Factors – Background to the Merger,” “Special Factors – Reasons for Recommendation of the Special Committee and Our Board of Directors,” “Special Factors – Recommendation of the Special Committee,” “Special Factors – Stephan’s Position as to the Fairness of the Merger” and “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” is incorporated herein by reference.

ITEM 13. FINANCIAL STATEMENTS.

REGULATION M-A ITEM 1010

(a)	The information set forth in the Proxy Statement under the caption “Selected Financial Information” is incorporated herein by reference.

(b)	Not applicable.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

REGULATION M-A ITEM 1009

(a) and (b)	The information set forth in the Proxy Statement under the captions “Questions and Answers about the Merger,” “Special Meeting – Solicitation of Proxies,” “Special Factors – Background of the Merger,” “Special Factors – The Acquisition Group’s Position as to the Fairness of the Merger” and “Opinion of SunTrust Robinson Humphrey” is incorporated herein by reference.

ITEM 15. ADDITIONAL INFORMATION.

REGULATION M-A ITEM 1011

(b)	The information set forth in the Proxy Statement and appendices thereto is incorporated herein by reference.

ITEM 16. EXHIBITS.

REGULATION M-A ITEM 1016

(a)	Preliminary Proxy Statement of The Stephan Company, filed on November 24, 2003, is incorporated herein by reference.

(b)	Loan proposals regarding loans from General Electric Capital Business Asset Funding and Merrill Lynch Business Financial Services, Inc. referenced in Item 10 (incorporated by reference from Exhibit 2.1 of the Current Report on Form 8-K filed by Stephan on May 8, 2003).

Commitment letters regarding loans from General Electric Capital Business Asset Funding and Merrill Lynch Business Financial Services, Inc. referenced in Item 10, included as Exhibit B to the Amended and Restated Agreement and Plan of Merger which is included as Appendix A to the Proxy Statement and incorporated herein by reference.

WCMA Loan and Security Agreement, dated September 15, 2003, between The Stephan Co. and Merrill Lynch Business Financial Services, Inc. referenced in Item 10, included as Exhibit 10.1 of the Current Report on Form 8-K/A filed by The Stephan Co. on October 9, 2003 is incorporated herein by reference.

(c)	Opinion of SunTrust Robinson Humphrey, dated April 30, 2003, included as Appendix B to the Proxy Statement and incorporated herein by reference.

Report of SunTrust Robinson Humphrey, dated April 30, 2003, is included as Exhibit A attached hereto.

(d)	Amended and Restated Agreement and Plan of Merger, dated as of October 24, 2003, by and between The Stephan Co., Eastchester Enterprises, Inc. and Gunhill Enterprises, Inc., included as Appendix A to the Proxy Statement and incorporated herein by reference.

Shareholders’ Agreement by and among Eastchester Enterprises, Inc. and Frank F. Ferola, Sr., Shouky A. Shaheen, individually and as trustee, Thomas M. D’Ambrosio, and John DePinto referenced in Item 5(e) (incorporated by reference from Exhibit 3 to Schedule 13D filed by the Filing Persons on May 8, 2003).

(f)	Not applicable.

(g)	Not applicable.

SIGNATURE

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

/s/ Frank F. Ferola

Frank F. Ferola, President, Eastchester Enterprises, Inc.

/s/ Frank F. Ferola

Frank F. Ferola, President, Gunhill Enterprises, Inc.

/s/ Frank F. Ferola

Frank F. Ferola

/s/ Shouky A. Shaheen

Shouky A. Shaheen

/s/ Thomas M. D’Ambrosio

Thomas M. D’Ambrosio

/s/ John DePinto

John DePinto

Dated: November 24, 2003

Investment Banking Presentation to the Board of Directors of THE STEPHAN CO. April 2003

SUMMARY OF PROPOSED TRANSACTION ANALYSIS OF PROPOSED TRANSACTION HISTORICAL AND PROJECTED FINANCIALS VALUATION SUMMARY STOCK PERFORMANCE AND OWNERSHIP ANALYSIS IMPLIED VALUATION BASED ON SELECTED PUBLIC REFERENCE COMPANIES IMPLIED VALUATION BASED ON SELECTED MERGERS AND ACQUISITIONS ACQUISITION PREMIUMS ANALYSIS AND IMPLIED VALUATION MERGERSTAT REVIEW PREMIUMS AND P/E MULTIPLES IMPLIED VALUATION DISCOUNTED CASH FLOW ANALYSIS Table of Contents I. II. III. IV. V. VI. VII. VIII. IX. X.

Section I

Each issued and outstanding share of Rinse (the “Company”) common stock shall be converted The promissory note will be an unsecured, non-transferable obligation of Gunhill The note will bear accrued interest payable semi- The equity value of this transaction totals approximately $20.2 and Directors consisting of will contribute a total of At $4.50 per share These four Officers and Summary of Proposed Transaction Transaction Summary into the right to receive $3.25 in cash and $1.25 in a promissory note for a total consideration per share of $4.50. Enterprises (the “Buyer”) or its parent company Eastchester Enterprises. interest at 4.50% per annum with equal payments of principal and annually over a 42-month period. million. Under the proposed transaction, four of the Company’s Officers Frank Ferola, Shouky Shaheen, Thomas D’Ambrosia and John DePinto 1,150,606 shares of common stock of the Company to Eastchester Enterprises. these shares have a combined value of approximately $5.2 million. Directors also own a total of 311,746 options exercisable at various prices ranging from $3.00 to $4.50 per share. Page 1

Section II

Analysis of Proposed Transaction at $4.50 Per Share

Project Rinse
Analysis of Proposed Transaction
($ in Thousands)

Purchase Price Per Share		Current Shares Outstanding [1]		Equity Value		Net Value of In-the-Money Options		Transaction Equity Value		Company Net Debt As of 3/31/03 [2]		Total Transaction Value
$4.50	x	4,411	=	$19,848	+	$416	=	$20,264	+	(10,125)	=	10,139

Transaction Equity Value as a Multiple of:	Fiscal 2001	Fiscal 2002	Fiscal 2003 P [3]	Fiscal 2004 P [3]
Net Income [4]	29.57 x	36.82 x	20.77 x	19.87 x
Book Value	0.46 x	0.55 x		

Total Transaction Value as a Multiple of:	Fiscal 2001	Fiscal 2002	Fiscal 2003 P [3]	Fiscal 2004 P [3]
Net Sales	0.36 x	0.40 x	0.39 x	0.38 x
EBITDA [4]	3.52 x	5.06 x	5.42 x	5.53 x
EBIT [4]	10.24 x	6.44 x	6.86 x	6.89 x

	Stock Price as of 4/25/03	Average Stock Price for Last 5 Days	30 Days	60 Days	90 Days	LTM High Price (8/16/02)	LTM Low Price (8/14/02)
Actual Value	$3.00	$3.03	$3.14	$3.27	$3.34	$4.00	$2.99
Premium at $4.50 per Share	50.0%	48.6%	43.1%	37.6%	34.8%	12.5%	50.5%

	Stock Price Before Announcement [5] 1 Day Prior	1 Week Prior	4 Weeks Prior
Actual Value	$3.00	$3.15	$2.77
Premium at $4.50 per Share	50.0%	42.9%	62.5%

[1] Assumes 4,410,577 shares outstanding as of March 14, 2003.
[2] Net debt equals short term and long term debt less cash and CD balances estimated by management as of 3/31/03.
[3] Projections provided by Rinse management.
[4] Includes $0.2 million, $0.1 million and $0.1 million in royalty income for FY '01, FY '02 and FY '03, respectively.
Excludes $0.1 million and $0.1 million of extraordinary expense for FY '01 and FY '02, respectively.
[5] Based on announcement of management's bid for the Company on April 16, 2002.

Page 2

SunTrust Robinson Humphrey Capital Markets

Analysis of Proposed Transaction at $4.35 Per Share [3]

Project Rinse
Analysis of Proposed Transaction
($ in Thousands)

Purchase Price Per Share		Current Shares Outstanding [1]		Equity Value		Net Value of In-the-Money Options		Transaction Equity Value		Company Net Debt As of 3/31/03 [2]		Total Transaction Value
$4.35	x	4,411	=	$19,186	+	$351	=	$19,537	+	(10,125)	=	9,412

Transaction Equity Value [3] as a Multiple of:	Fiscal 2001	2002	2003 P [4]	2004 P [4]
Net Income [5]	28.51 x	35.50 x	20.03 x	19.15 x
Book Value	0.45 x	0.53 x		

Total Transaction Value [3] as a Multiple of:	Fiscal 2001	2002	2003 P [4]	2004 P [4]
Net Sales	0.33 x	0.38 x	0.36 x	0.35 x
EBITDA [5]	3.26 x	4.70 x	5.03 x	5.13 x
EBIT [5]	9.51 x	5.97 x	6.37 x	6.40 x

	Stock Price as of 4/25/03	Average Stock Price for Last 5 Days	30 Days	60 Days	90 Days	LTM High Price (8/16/02)	LTM Low Price (8/14/02)
Actual Value	$3.00	$3.03	$3.14	$3.27	$3.34	$4.00	$2.99
Premium at $4.35 per Share	45.0%	43.7%	38.4%	33.0%	30.3%	8.7%	45.5%

	Stock Price Before Announcement [6] 1 Day Prior	1 Week Prior	4 Weeks Prior
Actual Value	$3.00	$3.15	$2.77
Premium at $4.35 per Share	45.0%	38.1%	57.0%

[1] Assumes 4,410,577 shares outstanding as of March 14, 2003.
[2] Net debt equals short term and long term debt less cash and CD balances estimated by management as of 3/31/03.
[3] Values the promissory note at 88% of its face value, or $1.10 per share; total transaction consideration amounts to $4.35 per share.
[4] Projections provided by Rinse management.
[5] Includes $0.2 million, $0.1 million and $0.1 million in royalty income for FY '01, FY '02 and FY '03, respectively.
Excludes $0.1 million and $0.1 million of extraordinary expense for FY '01 and FY '02, respectively.
[6] Based on announcement of management's bid for the Company on April 16, 2002.

Page 3

SunTrust Robinson Humphrey Capital Markets

Cumulative Exercise Price $360,000 $421,756 $628,156 $702,467 $927,467 $1,452,984 $1,537,620 $1,628,736 $5,171,586 Fully Diluted Shares Out.(1) 4,491,225 Net Value Of In-The-Money Options $350,819 Cumulative Options Outstanding 120,000 140,248 200,248 220,496 280,496 413,876 434,124 454,372 Additional Shares Issued 80,648 Cumulative Exercise Price $1,537,620 Price Aggregate $360,000 $61,756 $206,400 $74,310 $225,000 $525,517 $84,637 $91,116 $1,628,736 $3,542,850 $5,171,586 Options 434,124 Value Of Options $1,888,439 Page 4 Exercise In-The-Money Exercise Price $3.00 $3.05 $3.44 $3.67 $3.75 $3.94 $4.18 $4.50 $12.76 Cumulative Exercise Price $1,537,620 In-The-Money Options 434,124 Options Outstanding 120,000 20,248 60,000 20,248 60,000 133,380 20,248 20,248 454,372 277,748 732,120 Cash Deal Price $4.35 Cash Deal Price $4.35 (1) Assumes 4,410,577 shares outstanding as of March 14, 2003 and uses the treasury stock method. Analysis of Proposed Transaction Schedule of Outstanding Options As of 4/15/03

Section III

Growth (2003-2007) 3.0% 2.9% 0.0% 0.0% 1.7% 7.2% 3.0% 17,713 60.6% 39.4% 9,938 34.0% $1,869 6.4%—$1,8696.4% 225 66 $1,578 5.4% 500 $2,078 790 $1,289 2007 $29,229 $11,516 (1) 3.0% 17,197 60.6% 39.4% 9,648 34.0% $1,840 6.5%—$1,8406.5% 242 66 $1,532 5.4% 389 $1,921 730 $1,191 2006 $28,377 $11,181 3.0% 16,696 60.6% 39.4% 9,367 34.0% $1,829 6.6%—$1,8296.6% 260 82 $1,488 5.4% 248 $1,736 660 $1,076 2005 $27,551 $10,855 3.0% 16,183 60.5% 39.5% 9,094 34.0% $1,834 6.9%—$1,8346.9% 279 84 $1,471 5.5% 174 $1,645 625 $1,020 Projected Years Ending December 31, 2004 $26,748 $10,566 3.6% 7.2%—2% 300 93 5.7% 95 598 2003 $25,969 15,711 60.5% $10,258 39.5% 8,830 34.0% $1,872 $1,8727. $1,478 $1,573 $976 -11.4% 15,206 60.7% $9,861 39.3% 8,509 33.9% $1,927 7.7% 75 $2,0028.0% 334 93 $1,575 6.3% (101) $1,475 924 $550 2002 $25,067 Page 5 -9.1% 16,243 57.4% 42.6% 11,363 40.2% $2,759 9.7% 125 $2,88410.2% 395 1,500 $989 3.5% (118) $871 186 $685 2001 $28,296 $12,053 -9.4% 18,507 59.4% 40.6% 11,653 37.4% $2,869 9.2% 500 $3,36910.8% 423 1,292 $1,653 5.3% (147) $1,506 574 $932 2000 $31,138 $12,631 -1.4% 19,566 57.0% 43.0% 11,747 34.2% $5,327 15.5% 100 $5,42715.8% 508 1,266 $3,652 10.6% (516) $3,136 1,231 $1,905 Historical Year Ended December 31, 1999 $34,356 $14,789 28.5% 22,130 63.5% 36.5% 12,240 35.1% $2,206 6.3%—$2,2066.3% 407 1,208 $591 1.7% (595) ($4) (1) ($3) 1998 $34,835 $12,705 (5) (6) (3) (4) (5) (3) Projected financial data provided by Rinse Management. Includes royalty income. Includes royalty income and excludes nonrecurring expenses. Excludes nonrecurring expenses. Nonrecurring expenses taxed at 38.0%. 2002 net income excludes net charge of $6.8mm ($8.4mm pre-tax) for impairment loss on goodwill. % Growth % of Net Sales t        % of Net Sales        % of Net Sales (2)        % of Net Sales        % of Net Sales        % of Net Sales Historical and Projected Financial Information Income Statement (Dollars in Thousands) Total Net Sales Cost of Goods Sold Gross Profi SG&A Expenses (incl.depr. & amort) Amortization EBIT, adjusted (1) (2) (3) (4) (5) (6) EBITDA Nonrecurring Expenses EBITDA, adjusted Depreciation Net Interest Income/(Expense) Pre-Tax Income Income Tax Expense Adjusted Net Income

Historical and Projected Financial Information

Balance Sheet
(Dollars in Thousands)

	Historical Year Ended December 31,					Projected as of December 31,				
	1998	**1999**	**2000**	**2001**	**2002**	**2003**	**2004**	**2005**	**2006**	**2007**
Assets										
Cash & Cash Equivalents	$8,082	$12,079	$13,559	$8,409	$10,786	$12,564	$12,956	$14,303	$15,921	$17,426
Accounts Receivable	3,699	2,993	3,027	1,809	1,451	1,504	1,549	1,595	1,643	1,692
Inventory	15,286	11,954	10,378	9,286	7,624	6,983	7,192	7,420	7,643	7,872
Prepaid Expenses	220	291	207	266	358	371	382	393	405	417
Income Taxes Rec. and Other Current Assets	675	129	1,028	345	65	68	70	72	74	76
Total Current Assets	$27,961	$27,447	$28,199	$20,116	$20,285	$21,489	$22,149	$23,784	$25,687	$27,484
Certificate of Deposit	-	-	-	7,585	6,753	5,643	4,533	3,423	-	-
Net PP&E	3,121	2,800	2,618	2,308	2,004	1,739	1,491	1,259	1,042	840
Intangibles	27,086	25,856	24,737	23,432	14,914	14,821	14,737	14,655	14,589	14,523
Other Long Term Assets	2,432	3,333	3,216	3,621	3,700	3,589	3,481	3,377	3,275	3,177
Total Assets	$60,600	$59,435	$58,769	$57,062	$47,655	$47,280	$46,390	$46,497	$44,592	$46,024
Liabilities & Stockholders' Equity										
Accrued Expenses & Accounts Payable	3,127	1,857	3,002	2,560	2,018	2,089	2,152	2,217	2,284	2,353
Note Payable to Bank	400	400	-	-	-	-	-	-	-	-
Current Portion of LT Debt	1,805	1,469	1,519	1,507	1,496	2,048	1,110	3,237	-	-
Total Current Liabilities	$5,332	$3,725	$4,521	$4,067	$3,514	$4,137	$3,262	$5,455	$2,284	$2,353
Deferred Income Taxes, Net	554	1,443	1,678	1,535	656	731	806	881	956	1,031
Long Term Debt	11,718	10,418	9,124	7,759	6,395	4,347	3,237	-	-	-
Common Stock	47	47	44	44	44	44	44	44	44	44
Additional Paid In Capital	19,692	19,405	18,477	18,417	18,417	18,417	18,417	18,417	18,417	18,417
Retained Earnings	24,609	26,076	26,336	26,592	19,980	20,955	21,975	23,052	24,243	25,532
Less Contingently Returnable Shares	(1,352)	(1,352)	(1,352)	(1,352)	(1,352)	(1,352)	(1,352)	(1,352)	(1,352)	(1,352)
Less Treasury Stock	-	(327)	(60)	-	-	-	-	-	-	-
Total Stockholders' Equity	$42,997	$43,849	$43,446	$43,701	$37,089	$38,065	$39,085	$40,161	$41,352	$42,641
Total Liabilities & Stockholders' Equity	$60,600	$59,435	$58,769	$57,062	$47,655	$47,280	$46,390	$46,497	$44,592	$46,024

Page 6

SunTrust Robinson Humphrey℠
Capital Markets

Historical and Projected Financial Information

Cash Flow Statement
(Dollars in Thousands)

	For the Fiscal Years Ended December 31,					Projected Years Ending December 31,				
	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007
Stated Net Income/(Loss)	($3)	$1,843	$622	$608	($6,259)	$976	$1,020	$1,076	$1,191	$1,289
Extraordinary Expense, Tax Effected	-	62	310	78	6,809	-	-	-	-	-
Adj. Net Income/(Loss)	(3)	1,905	932	685	550 [1]	976	1,020	1,076	1,191	1,289
Cash Flow From Operating Activities										
Depreciation	$407	$508	$423	$395	$334	$316	$298	$282	$267	$252
Amortization	1,208	1,266	1,292	1,500	93	93	84	82	66	66
Impairment Loss on Goodwill [2]	-	-	-	-	8,424	-	-	-	-	-
Loss (gain) on Disposal of PPE	4	16	-	-	-	-	-	-	-	-
Contingently Returnable Shares	-	-	-	-	-	-	-	-	-	-
Deferred Income Taxes	286	889	235	(143)	(880)	75	75	75	75	75
Provision for Doubtful Accounts	122	47	98	131	81	-	-	-	-	-
Changes in Operating Assets and Liabilities net of effects of acquisitions										
Certificate of Deposit	-	-	-	(7,585)	833	1,110	1,110	1,110	3,423	-
Accounts Receivable	2,222	659	(230)	1,087	277	(52)	(45)	(46)	(48)	(49)
Inventories	(957)	3,332	1,576	1,092	1,663	641	(209)	(228)	(223)	(229)
Prepaid Expenses and Other Current Assets	132	(71)	84	(59)	(91)	(13)	(11)	(11)	(12)	(12)
Income Taxes Receivable and Other Assets	94	(861)	15	683	280	(2)	(2)	(2)	(2)	(2)
Other LT Assets	-	-	-	(551)	(79)	111	108	104	101	98
Accounts Payable and Accrued Expenses	(1,045)	(1,270)	1,145	(442)	(542)	71	63	66	67	69
Total Adjustments	791	4,873	3,739	(3,894)	10,393	2,349	1,469	1,431	3,714	267
Net Cash Flows From Operating Activities	788	6,716	4,361	(3,286)	4,134	3,324	2,490	2,507	4,905	1,556
Cash Flow From Investing Activities										
Cash Acquired from Acquisition	5	-	-	-	-	-	-	-	-	-
Decrease in Cash on Deposit with Trustee	339	271	-	-	-	-	-	-	-	-
Purchase of PPE	(685)	(305)	(141)	(85)	(30)	(50)	(50)	(50)	(50)	(50)
Purchase of Intangible Assets	(85)	(58)	(71)	(49)	-	-	-	-	-	-
Net Cash Flow Used in Investing Activities	(426)	(92)	(212)	(134)	(30)	(50)	(50)	(50)	(50)	(50)
Cash Flow From Financing Activities										
Repayment of Debt	(14,305)	(1,636)	(1,644)	(9,518)	(1,374)	(1,496)	(2,048)	(1,110)	(3,237)	-
Repayment of Note Payable to Trustee	(1,200)	-	-	-	-	-	-	-	-	-
Proceeds from Notes Payable to Bank	15,100	-	-	8,140	-	-	-	-	-	-
Acquisition of Treasury Stock	-	(615)	(663)	-	-	-	-	-	-	-
Dividends Paid	(366)	(376)	(362)	(353)	(353)	-	-	-	-	-
Net Cash Flow From Financing Activities	(771)	(2,627)	(2,669)	(1,730)	(1,727)	(1,496)	(2,048)	(1,110)	(3,237)	-
Net increase (decrease) in Cash and Cash Equivalents	(409)	3,997	1,480	(5,150)	2,377	1,778	392	1,347	1,618	1,506
Cash Beginning	$8,491	$8,082	$12,079	$13,559	$8,409	$10,786	$12,564	$12,956	$14,303	$15,921
Cash Ending	$8,082	$12,079	$13,559	$8,409	$10,786	$12,564	$12,956	$14,303	$15,921	$17,426

[1] 2002 net income excludes net charge of $6.8mm ($8.4mm pre-tax) for impairment loss on goodwill.
[2] Related to one-time cumulative effect of change in accounting principle.

Page 7

SunTrust Robinson Humphrey℠
Capital Markets

Section IV

Valuation Summary

	Implied Equity Value Per Share (1)		
	High	Low	Average
I. Analysis of Comparable Public Companies, Utilizing:			
Average current trading multiples of selected small-cap Personal Care Product companies	$15.64	$1.45	$4.40 (2)
Average current trading multiples of selected non-nationally branded Personal Care Product companies	$11.87	$1.28	$4.00 (2)
II. Analysis of Mergers and Acquisitions, Utilizing:			
Multiples of recent disclosed Personal Care Product Industry transactions	$13.10	$1.43	$4.76 (2)
III. Analysis of Acquisition Premiums, Utilizing:			
Average of Reference Transactions from Securities Data Corp.			
Average premium 1 day prior to announcement date	NA	NA	$4.00
Average premium 1 week prior to announcement date	NA	NA	$4.54
Average premium 4 weeks prior to announcement date	NA	NA	$4.20
Historical Mergerstat Review Reported Premiums			
Average premium 1 day prior - All Industries	NA	NA	$4.31
IV. Analysis of Acquisition P/E Multiples, Utilizing:			
Historical Mergerstat Review Reported P/E Multiples			
Average 2002 P/E Multiple	NA	NA	$2.89
V. Discounted Cash Flow Analysis	$4.83	$3.46	$3.98

	High	Low	Average
AVERAGE	$11.36	$1.91	$4.12
MEDIAN	$12.49	$1.44	$4.20
HIGH	$15.64	$3.46	$4.76
LOW	$4.83	$1.28	$2.89

(1) Based on 4,491,225 fully diluted shares outstanding.
(2) Based on weighted average results.

Page 8

SunTrust Robinson Humphrey℠
Capital Markets

Section V

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 25, 2002 - April 25, 2003

Average Closing Price ($):		Average Daily Volume (# of shares):	
90 Days	$3.34	90 Days	8,176
60 Days	$3.27	60 Days	10,875
30 Days	$3.14	30 Days	19,350
5 Days	$3.03	5 Days	92,540
High Close:	$3.83	High Volume:	426,100
Low Close:	$3.00	Low Volume:	0

Date	Volume	Open	High	Low	Close
25-Apr-2003	5,100	$3.00	$3.00	$3.00	$3.00
24-Apr-2003	15,500	3.01	3.02	3.01	3.02
23-Apr-2003	7,100	3.01	3.02	3.01	3.02
22-Apr-2003	8,900	3.09	3.09	3.01	3.01
21-Apr-2003	426,100	3.15	3.15	3.09	3.09
17-Apr-2003	28,100	3.10	3.15	3.10	3.15
16-Apr-2003	1,000	3.13	3.13	3.13	3.13
15-Apr-2003	0	3.19	3.25	3.13	3.19
14-Apr-2003	3,500	3.20	3.20	3.11	3.12
11-Apr-2003	12,600	3.26	3.26	3.10	3.20
10-Apr-2003	2,500	3.24	3.25	3.24	3.25
09-Apr-2003	2,800	3.23	3.23	3.18	3.18
08-Apr-2003	2,400	3.17	3.17	3.17	3.17
07-Apr-2003	5,800	3.02	3.16	3.02	3.16
04-Apr-2003	4,300	3.09	3.14	3.06	3.14
03-Apr-2003	3,000	3.11	3.11	3.07	3.07
02-Apr-2003	5,700	3.15	3.28	3.13	3.13
01-Apr-2003	4,000	3.13	3.13	3.11	3.11
31-Mar-2003	0	3.18	3.24	3.12	3.18
28-Mar-2003	4,500	3.12	3.16	3.12	3.15
27-Mar-2003	5,200	3.10	3.15	3.10	3.12
26-Mar-2003	0	3.18	3.24	3.12	3.18
25-Mar-2003	0	3.19	3.25	3.12	3.19
24-Mar-2003	3,000	3.13	3.13	3.12	3.12
21-Mar-2003	4,100	3.15	3.15	3.15	3.15
20-Mar-2003	5,000	3.24	3.24	3.20	3.20
19-Mar-2003	10,400	3.15	3.16	3.14	3.16
18-Mar-2003	5,900	3.26	3.26	3.22	3.22

Page 9

SunTrust Robinson Humphrey℠
Capital Markets

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 25, 2002 - April 25, 2003

Date	Volume	Open	High	Low	Close
17-Mar-2003	700	$3.26	$3.26	$3.26	$3.26
14-Mar-2003	3,300	3.26	3.26	3.23	3.25
13-Mar-2003	6,000	3.25	3.30	3.25	3.25
12-Mar-2003	6,800	3.30	3.30	3.25	3.26
11-Mar-2003	5,100	3.32	3.40	3.30	3.40
10-Mar-2003	3,500	3.35	3.35	3.30	3.30
07-Mar-2003	1,000	3.36	3.36	3.36	3.36
06-Mar-2003	700	3.40	3.40	3.40	3.40
05-Mar-2003	4,100	3.38	3.41	3.37	3.40
04-Mar-2003	100	3.37	3.37	3.37	3.37
03-Mar-2003	800	3.45	3.46	3.45	3.46
28-Feb-2003	1,300	3.49	3.49	3.36	3.37
27-Feb-2003	200	3.44	3.44	3.44	3.44
26-Feb-2003	200	3.33	3.33	3.33	3.33
25-Feb-2003	800	3.32	3.32	3.32	3.32
24-Feb-2003	0	3.40	3.49	3.30	3.40
21-Feb-2003	0	3.40	3.50	3.30	3.40
20-Feb-2003	500	3.32	3.32	3.32	3.32
19-Feb-2003	0	3.42	3.50	3.33	3.42
18-Feb-2003	0	3.43	3.49	3.36	3.43
14-Feb-2003	12,000	3.38	3.40	3.33	3.40
13-Feb-2003	300	3.35	3.45	3.35	3.45
12-Feb-2003	400	3.37	3.40	3.37	3.40
11-Feb-2003	8,500	3.40	3.40	3.30	3.32
10-Feb-2003	8,100	3.53	3.53	3.43	3.50
07-Feb-2003	4,600	3.50	3.50	3.50	3.50
06-Feb-2003	1,000	3.38	3.38	3.38	3.38
05-Feb-2003	2,800	3.45	3.45	3.40	3.40
04-Feb-2003	0	3.50	3.55	3.45	3.50
03-Feb-2003	2,700	3.55	3.55	3.55	3.55
31-Jan-2003	0	3.49	3.51	3.46	3.49
30-Jan-2003	500	3.46	3.47	3.46	3.47
29-Jan-2003	9,200	3.44	3.60	3.44	3.51
28-Jan-2003	100	3.45	3.45	3.45	3.45
27-Jan-2003	1,300	3.60	3.60	3.50	3.50
24-Jan-2003	2,000	3.50	3.51	3.40	3.51
23-Jan-2003	2,500	3.45	3.45	3.40	3.40

Page 10

SunTrust Robinson Humphrey℠
Capital Markets

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 25, 2002 - April 25, 2003

Date	Volume	Open	High	Low	Close
22-Jan-2003	4,500	$3.46	$3.46	$3.45	$3.45
21-Jan-2003	4,300	3.46	3.46	3.46	3.46
17-Jan-2003	3,400	3.51	3.52	3.45	3.45
16-Jan-2003	1,000	3.52	3.52	3.52	3.52
15-Jan-2003	600	3.46	3.60	3.46	3.60
14-Jan-2003	200	3.50	3.59	3.50	3.59
13-Jan-2003	2,000	3.50	3.50	3.50	3.50
10-Jan-2003	2,900	3.56	3.61	3.56	3.61
09-Jan-2003	100	3.56	3.56	3.56	3.56
08-Jan-2003	1,100	3.46	3.60	3.46	3.60
07-Jan-2003	3,700	3.60	3.60	3.46	3.46
06-Jan-2003	5,100	3.58	3.58	3.55	3.55
06-Jan-2003	5,100	3.58	3.58	3.55	3.55
03-Jan-2003	0	3.50	3.59	3.41	3.50
02-Jan-2003	14,000	3.40	3.50	3.40	3.40
31-Dec-2002	8,100	3.34	3.54	3.34	3.44
30-Dec-2002	800	3.40	3.45	3.34	3.45
27-Dec-2002	4,600	3.40	3.40	3.30	3.30
26-Dec-2002	300	3.30	3.30	3.30	3.30
24-Dec-2002	0	3.39	3.50	3.28	3.39
23-Dec-2002	1,100	3.44	3.45	3.40	3.40
20-Dec-2002	4,300	3.40	3.40	3.30	3.31
19-Dec-2002	0	3.50	3.59	3.41	3.50
18-Dec-2002	500	3.41	3.41	3.41	3.41
17-Dec-2002	500	3.45	3.50	3.45	3.50
16-Dec-2002	3,000	3.46	3.46	3.45	3.45
13-Dec-2002	300	3.36	3.36	3.36	3.36
12-Dec-2002	1,500	3.30	3.36	3.30	3.36
11-Dec-2002	4,100	3.41	3.41	3.37	3.37
10-Dec-2002	1,000	3.41	3.41	3.41	3.41
09-Dec-2002	900	3.54	3.54	3.45	3.45
06-Dec-2002	5,000	3.41	3.41	3.40	3.41
05-Dec-2002	1,400	3.48	3.48	3.48	3.48
04-Dec-2002	200	3.45	3.45	3.45	3.45
03-Dec-2002	200	3.45	3.46	3.45	3.46
02-Dec-2002	0	3.53	3.60	3.45	3.53
29-Nov-2002	700	3.41	3.41	3.41	3.41

Page 11

SunTrust Robinson Humphrey℠
Capital Markets

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 25, 2002 - April 25, 2003

Date	Volume	Open	High	Low	Close
27-Nov-2002	2,800	$3.50	$3.50	$3.41	$3.41
26-Nov-2002	2,500	3.49	3.50	3.49	3.50
25-Nov-2002	5,700	3.45	3.45	3.40	3.40
22-Nov-2002	0	3.48	3.50	3.45	3.48
21-Nov-2002	400	3.45	3.45	3.45	3.45
20-Nov-2002	0	3.48	3.50	3.45	3.48
19-Nov-2002	1,100	3.42	3.49	3.42	3.49
18-Nov-2002	0	3.46	3.49	3.42	3.46
15-Nov-2002	500	3.40	3.40	3.40	3.40
14-Nov-2002	2,000	3.46	3.60	3.46	3.46
13-Nov-2002	6,000	3.40	3.40	3.36	3.36
12-Nov-2002	3,400	3.38	3.40	3.38	3.40
11-Nov-2002	0	3.43	3.50	3.36	3.43
08-Nov-2002	0	3.42	3.49	3.35	3.42
07-Nov-2002	1,100	3.36	3.36	3.36	3.36
06-Nov-2002	200	3.43	3.43	3.38	3.38
05-Nov-2002	0	3.44	3.49	3.38	3.44
04-Nov-2002	2,300	3.41	3.41	3.37	3.37
01-Nov-2002	2,500	3.45	3.45	3.45	3.45
31-Oct-2002	0	3.39	3.45	3.33	3.39
30-Oct-2002	1,000	3.45	3.45	3.45	3.45
29-Oct-2002	5,500	3.64	3.64	3.37	3.40
28-Oct-2002	400	3.56	3.56	3.56	3.56
25-Oct-2002	0	3.51	3.55	3.47	3.51
24-Oct-2002	3,600	3.60	3.60	3.55	3.55
23-Oct-2002	0	3.50	3.60	3.40	3.50
22-Oct-2002	0	3.50	3.60	3.40	3.50
21-Oct-2002	500	3.44	3.44	3.44	3.44
18-Oct-2002	100	3.50	3.50	3.50	3.50
17-Oct-2002	900	3.49	3.55	3.48	3.55
16-Oct-2002	400	3.48	3.48	3.48	3.48
15-Oct-2002	2,100	3.34	3.40	3.34	3.40
14-Oct-2002	1,300	3.35	3.35	3.31	3.31
11-Oct-2002	2,000	3.30	3.30	3.30	3.30
10-Oct-2002	1,200	3.44	3.44	3.35	3.35
09-Oct-2002	2,400	3.31	3.40	3.31	3.40
08-Oct-2002	6,000	3.35	3.35	3.28	3.29

Page 12

SunTrust Robinson Humphrey℠
Capital Markets

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 25, 2002 - April 25, 2003

Date	Volume	Open	High	Low	Close
07-Oct-2002	100	$3.49	$3.49	$3.49	$3.49
04-Oct-2002	300	3.45	3.45	3.45	3.45
03-Oct-2002	0	3.49	3.58	3.40	3.49
02-Oct-2002	1,000	3.30	3.50	3.30	3.50
01-Oct-2002	0	3.34	3.40	3.28	3.34
30-Sep-2002	0	3.34	3.40	3.28	3.34
27-Sep-2002	9,700	3.29	3.30	3.27	3.27
26-Sep-2002	1,800	3.30	3.30	3.30	3.30
25-Sep-2002	6,100	3.28	3.30	3.28	3.30
24-Sep-2002	14,300	3.32	3.34	3.29	3.29
23-Sep-2002	5,100	3.40	3.40	3.35	3.36
20-Sep-2002	300	3.34	3.34	3.34	3.34
19-Sep-2002	6,300	3.32	3.35	3.32	3.35
18-Sep-2002	3,000	3.31	3.31	3.30	3.30
17-Sep-2002	600	3.40	3.40	3.40	3.40
16-Sep-2002	0	3.30	3.34	3.26	3.30
13-Sep-2002	1,200	3.30	3.34	3.30	3.34
12-Sep-2002	31,500	3.32	3.40	3.25	3.25
11-Sep-2002	2,000	3.35	3.35	3.35	3.35
10-Sep-2002	0	3.37	3.40	3.34	3.37
09-Sep-2002	300	3.34	3.34	3.34	3.34
06-Sep-2002	0	3.39	3.45	3.33	3.39
05-Sep-2002	0	3.36	3.39	3.32	3.36
04-Sep-2002	1,500	3.31	3.33	3.31	3.33
03-Sep-2002	2,400	3.31	3.31	3.31	3.31
30-Aug-2002	1,000	3.30	3.30	3.30	3.30
29-Aug-2002	12,100	3.30	3.32	3.30	3.31
28-Aug-2002	3,400	3.37	3.37	3.30	3.31
27-Aug-2002	7,500	3.36	3.37	3.36	3.37
26-Aug-2002	0	3.41	3.45	3.36	3.41
23-Aug-2002	0	3.38	3.45	3.31	3.38
22-Aug-2002	3,800	3.50	3.50	3.37	3.37
21-Aug-2002	1,100	3.40	3.40	3.36	3.36
20-Aug-2002	0	3.48	3.55	3.40	3.48
19-Aug-2002	29,000	3.43	3.43	3.40	3.43
16-Aug-2002	191,100	3.19	4.00	3.00	3.36
15-Aug-2002	2,800	3.10	3.20	3.10	3.20

Page 13

SunTrust Robinson Humphrey℠
Capital Markets

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 25, 2002 - April 25, 2003

Date	Volume	Open	High	Low	Close
14-Aug-2002	28,800	$3.15	$3.15	$2.99	$3.00
13-Aug-2002	5,500	3.45	3.45	3.25	3.25
12-Aug-2002	3,200	3.44	3.45	3.44	3.45
09-Aug-2002	3,000	3.45	3.45	3.35	3.35
08-Aug-2002	0	3.40	3.50	3.30	3.40
07-Aug-2002	1,800	3.35	3.40	3.35	3.40
06-Aug-2002	1,500	3.47	3.50	3.45	3.45
05-Aug-2002	3,800	3.43	3.45	3.43	3.45
02-Aug-2002	2,500	3.42	3.43	3.40	3.42
01-Aug-2002	2,000	3.35	3.35	3.35	3.35
31-Jul-2002	5,000	3.44	3.44	3.44	3.44
30-Jul-2002	4,600	3.25	3.44	3.20	3.44
29-Jul-2002	3,000	3.28	3.38	3.28	3.38
26-Jul-2002	100	3.30	3.30	3.30	3.30
25-Jul-2002	5,800	3.43	3.43	3.35	3.35
24-Jul-2002	3,100	3.45	3.45	3.25	3.30
23-Jul-2002	8,300	3.46	3.47	3.36	3.45
22-Jul-2002	2,000	3.36	3.44	3.36	3.44
19-Jul-2002	0	3.43	3.50	3.35	3.43
18-Jul-2002	0	3.42	3.50	3.34	3.42
17-Jul-2002	0	3.42	3.50	3.34	3.42
16-Jul-2002	0	3.42	3.50	3.34	3.42
15-Jul-2002	6,600	3.36	3.41	3.36	3.41
12-Jul-2002	600	3.40	3.40	3.40	3.40
11-Jul-2002	0	3.47	3.53	3.40	3.47
10-Jul-2002	5,000	3.42	3.42	3.41	3.41
09-Jul-2002	7,100	3.49	3.49	3.41	3.49
08-Jul-2002	5,000	3.50	3.57	3.50	3.50
05-Jul-2002	6,700	3.50	3.57	3.50	3.50
03-Jul-2002	13,000	3.59	3.59	3.55	3.55
02-Jul-2002	2,500	3.65	3.65	3.65	3.65
01-Jul-2002	5,000	3.66	3.66	3.66	3.66
28-Jun-2002	2,000	3.67	3.67	3.67	3.67
27-Jun-2002	300	3.66	3.66	3.66	3.66
26-Jun-2002	5,100	3.70	3.70	3.66	3.66
25-Jun-2002	10,600	3.74	3.74	3.71	3.71
24-Jun-2002	2,700	3.71	3.72	3.71	3.72

Page 14

SunTrust Robinson Humphrey℠
Capital Markets

Stock Performance and Ownership Analysis

PROJECT RINSE

Trading Statistics

April 25, 2002 - April 25, 2003

Date	Volume	Open	High	Low	Close
21-Jun-2002	200	$3.74	$3.74	$3.74	$3.74
20-Jun-2002	15,200	3.74	3.74	3.72	3.72
19-Jun-2002	9,000	3.73	3.74	3.72	3.72
18-Jun-2002	5,000	3.74	3.74	3.74	3.74
17-Jun-2002	1,800	3.73	3.73	3.73	3.73
14-Jun-2002	4,900	3.73	3.73	3.73	3.73
13-Jun-2002	5,200	3.75	3.75	3.74	3.74
12-Jun-2002	3,100	3.75	3.75	3.73	3.73
11-Jun-2002	0	3.77	3.79	3.75	3.77
10-Jun-2002	100	3.75	3.75	3.75	3.75
07-Jun-2002	8,500	3.75	3.75	3.75	3.75
06-Jun-2002	5,100	3.76	3.76	3.75	3.75
05-Jun-2002	0	3.78	3.79	3.76	3.78
04-Jun-2002	16,800	3.76	3.76	3.75	3.75
03-Jun-2002	0	3.78	3.80	3.76	3.78
31-May-2002	0	3.78	3.80	3.76	3.78
30-May-2002	2,900	3.76	3.76	3.76	3.76
29-May-2002	0	3.78	3.80	3.76	3.78
28-May-2002	10,200	3.76	3.76	3.75	3.75
24-May-2002	52,000	3.77	3.77	3.76	3.76
23-May-2002	200	3.79	3.79	3.79	3.79
22-May-2002	55,700	3.77	3.77	3.76	3.76
21-May-2002	9,100	3.80	3.80	3.80	3.80
20-May-2002	6,400	3.80	3.80	3.77	3.77
17-May-2002	4,200	3.76	3.80	3.76	3.80
16-May-2002	17,000	3.77	3.77	3.76	3.76
15-May-2002	100	3.76	3.76	3.76	3.76
14-May-2002	4,800	3.76	3.76	3.75	3.75
13-May-2002	1,000	3.78	3.78	3.78	3.78
10-May-2002	0	3.75	3.75	3.74	3.75
09-May-2002	300	3.74	3.74	3.74	3.74
08-May-2002	1,300	3.75	3.75	3.73	3.73
07-May-2002	2,600	3.73	3.74	3.73	3.74
06-May-2002	300	3.77	3.77	3.77	3.77
03-May-2002	1,200	3.80	3.80	3.73	3.73
02-May-2002	2,100	3.72	3.83	3.72	3.83
01-May-2002	9,200	3.73	3.73	3.72	3.73

Page 15

SunTrust Robinson Humphrey℠
Capital Markets

Close $3.73 3.78 3.75 3.78 Low $3.73 3.76 3.72 3.71 High $3.76 3.80 3.75 3.84 Page 16 PROJECT RINSE Trading Statistics April 25, 2002—April 25, 2003 Open $3.76 3.78 3.72 3.78 Volume 5,000 0 6,500 0 Date 30-Apr-2002 29-Apr-2002 26-Apr-2002 25-Apr-2002 Stock Performance and Ownership Analysis Source: Fact Set

Share Price 700 600 500 400 300 200 100 0 4/25/03 3/17/03 Announced FY ‘02 EPS of $0.12 vs. $0.14 Y-O-Y 2/4/03 12/23/02 11/12/02 Project Rinse Daily Price Volume Announced Q3 ‘02 EPS of $0.03 vs. $(0.02) Q-O-Q Page 17 April 25, 2002—April 25, 2003 Company announced mgmt’s bid raised to $4.50 ($3.25 cash, $1.25 note) 10/3/02 8/23/02 7/16/02 $3.00 $3.83 Announced Q1 ‘02 EPS of $0.05 vs. $0.09 Q-O-Q Announced Q2 ‘02 EPS of $0.07 vs. $0.07 Q-O-Q 6/5/02 4/25/02 Low Closing Price on 8/14/02—High Closing Price on 5/2/02 - Stock Performance and Ownership Analysis $3.97 $3.77 $3.57 $3.37 $3.17 $2.97 $2.77 $2.57 Thousands in Volume

4/25/03 3/17/03 Large-Cap Peer Group [2] 2/4/03 12/25/02 Small-Cap Peer Group [1] 11/14/02 REV Page 18 Project Rinse Daily Indexed Price Performance April 25, 2002—April 25, 2003 10/4/02 S&P 500 Stock Index 8/26/02 7/16/02 Russell 2000 Index 6/5/02 Stock Performance and Ownership Analysis 4/25/02 Rinse [1] Small-Cap Reference group includes: CHTT, DLI, RDEN, HELE, IPAR, PARL, [2] Large-Cap Reference group includes: ACV, AVP, CHD, CL, DL, EL, LORLY, NUS, PYX, PG, UL 120 110 100 90 80 70 60 50 40 Prices        %Indexed

4/25/03 12/25/02 Large-Cap Peer Group [2] 8/26/02 4/25/02 Small-Cap Peer Group [1] 12/25/01 REV Page 19 Project Rinse Daily Indexed Price Performance April 25, 2000—April 25, 2003 8/24/01 S&P 500 Stock Index 4/25/01 12/25/00 Russell 2000 Index 8/24/00 Rinse Stock Performance and Ownership Analysis 250 200 150 100 50 0 4/25/00 [1] Small-Cap Reference group includes: CHTT, DLI, RDEN, HELE, IPAR, PARL, [2] Large-Cap Reference group includes: ACV, AVP, CHD, CL, DL, EL, LORLY, NUS, PYX, PG, UL Prices        %Indexed

12.6% $3.75—$3.99 22.8% $3.50—$3.74 Project Rinse Daily Trading Volume Histogram April 25, 2002—April 25, 2003 Page 20 25.6% $3.25—$3.49 $3.00 $3.83 39.0% $3.00—$3.24 Stock Performance and Ownership Analysis 700 600 500 400 300 200 100 0 Based on 1,569,000 cumulative shares traded Low Closing Price on 8/14/02—High Closing Price on 5/2/02 - Thousands in Volume

0.6% $5.00—$5.99 7.6% $4.00—$4.99 Project Rinse Daily Trading Volume Histogram April 25, 2000—April 25, 2003 Page 21 76.5% $3.00—$3.99 $5.13 $2.71 15.2% $2.00—$2.99 Stock Performance and Ownership Analysis 3,200 2,800 2,400 2,000 1,600 1,200 800 400 0 Based on 3,808,000 cumulative shares traded Low Closing Price on 3/15/02—High Closing Price on 3/13/00, 3/14/00 and 6/15/00 - Thousands in Volume

Stock Performance and Ownership Analysis

Ownership Analysis

Project Rinse

Shareholder Ownership Analysis [1]

Institutional Ownership [2]	Date	Shares	% Held
FIDELITY MGMT & RESEARCH CO	12/31/02	453,500	10.3%
DIMENSIONAL FD ADVISORS, INC	3/31/03	216,000	4.9%
VANGUARD GROUP	12/31/02	75,250	1.7%
DALTON GREINER HARTMAN MAHER & CO	12/31/02	336	0.0%
TD ASSET MANAGEMENT INC	12/31/02	4,550	0.1%
Total Institutional Ownership		**749,636**	**17.0%**

Insider Holdings [3] [4]	Date	Shares	% Held
Thomas M. D'Ambrosia	9/30/02	216,714	4.9%
John DePinto	9/30/02	108,204	2.5%
Frank F. Ferola [5]	9/30/02	518,630	11.8%
Curtis Carlson	9/30/02	0	0.0%
Leonard Genovese	9/30/02	1,000	0.0%
Shouky Shaheen	9/30/02	307,058	7.0%
Peter Ferola	9/30/02	0	0.0%
David Spiegel	9/30/02	0	0.0%
Franc Ferola	9/30/02	0	0.0%
All Directors and Executives		**1,151,606**	**26.1%**

Ownership Summary


26.1%
56.9%
17.0%
Retail Float
Institutions
Insiders

Insider Ownership	**1,151,606**	**26.1%**
Institutional Ownership	**749,636**	**17.0%**
Retail Float	**2,509,335**	**56.9%**
Shares Outstanding	**4,410,577**	**100.0%**

[1] Based on 4,410,577 shares outstanding as of March 14, 2003.
[2] Institutional ownership figures are from Fact Set as of April 21, 2003.
[3] Insider ownership figures are from the Company's preliminary proxy filed May 3, 2002 and Company documents.
[4] Excludes a total of 732,120 shares subject to exercisable options for all officers and directors as a group.
[5] Based on 532,935 shares held by Frank F. Ferola (from preliminary proxy filing excluding options), less 14,305 shares held in the name of his foundation which would not be rolled over in the transaction.

Page 22

SunTrust Robinson Humphrey℠ Capital Markets

Section VI

Implied Valuation Based on Publicly Traded Reference Companies

Project Rinse

Market Comparison of Selected Personal Care Products Companies
(In Millions, Except Per Share Amounts)

Ticker	Exchange	Company Name	FYE	Latest Fin'ls	52 Week High	52 Week Low	Market Price 4/25/03	% of High	EPS [1] Calendar 2002	EPS [1] Calendar 2003	EPS [1] Calendar 2004	P/E Ratio Calendar 2002	P/E Ratio Calendar 2003	P/E Ratio Calendar 2004	Shares Out	Market Cap	Market/ Book
Small-Cap Personal Care Products Companies (< $500mm)																	
ALU	AMEX	Allou Health & Beauty [2]	MR	12/02	$8.75	$0.15	$0.33	3.7% *	$0.99	NA	NA	0.3 x*	NA x*	NA x*	7.9	$2.6	0.0 x*
CHTT	NASDAQ	Chattem, Inc.	NV	11/02	22.80	11.50	13.81	60.6%	0.98	1.16	1.32	14.1	11.9	10.4	19.1	264.1	3.5
DLI	AMEX	Del Laboratories, Inc.	DC	12/02	25.23	16.24	20.37	80.7%	1.90	NA	NA	10.7	NA	NA	9.1	186.2	2.2
RDEN	NASDAQ	Elizabeth Arden, Inc.	JA	1/03	17.50	8.50	11.83	67.6%	0.78	0.96	1.18	15.2	12.3	10.0	23.2	274.5	2.1
HELE	NASDAQ	Helen Of Troy	FE	11/02	14.90	8.20	13.90	93.3%	1.24	1.38	1.41	11.2	10.1	9.9	28.2	391.7	1.4
IPAR	NASDAQ	Inter Parfums, Inc.	DC	12/02	8.99	5.18	7.09	78.8%	0.47	0.55	0.62	15.1	12.9	11.4	19.0	134.5	1.7
PARL	NASDAQ	Parlux Fragrances, Inc.	MR	12/02	3.10	1.43	2.40	77.4%	0.51	NA	NA	4.7	NA	NA	10.0	24.1	0.5
REV	NYSE	Revlon, Inc.	DC	12/02	6.17	1.85	2.85	46.2%	(5.00)	(3.63)	(2.31)	NM	NM	NM	51.8	147.5	NM
		Mean						**72.1%**				**11.8 x**	**11.8 x**	**10.4 x**			**1.9 x**
		Median						**77.4%**				**12.7**	**12.1**	**10.2**			**1.9**
Large-Cap Personal Care Products Companies (> $500mm)																	
ACV	NYSE	Alberto-Culver Company	SP	12/02	$57.91	$41.55	$48.00	82.9%	$2.42	$2.71	$2.95	19.8 x	17.7 x	16.3 x	58.4	$2,803.6	3.1 x
AVP	NYSE	Avon Products, Inc.	DC	12/02	58.65	43.49	57.17	97.5%	2.32	2.57	2.89	24.6	22.2	19.8	235.3	13,454.1	NM
CHD	NYSE	Church & Dwight Co., Inc.	DC	12/02	36.50	26.43	30.98	84.9%	1.56	1.79	2.03	19.9	17.3	15.2	40.0	1,239.5	3.6
CL	NYSE	Colgate-Palmolive Company	DC	12/02	57.99	44.05	56.68	97.7%	2.19	2.46	2.72	25.9	23.0	20.8	537.3	30,452.6	86.9 *
DL	NYSE	The Dial Corporation	DC	12/02	22.45	17.12	20.40	90.9%	1.18	1.32	1.43	17.3	15.5	14.3	95.4	1,947.0	13.1 *
EL	NYSE	The Estee Lauder Companies Inc.	JN	12/02	38.30	25.20	30.30	79.1%	1.10	1.36	1.43	27.5	22.3	21.1	232.3	7,037.7	4.9
LORLY	OTC	L'Oreal SA [3]	DC	12/02	15.77	11.19	13.78	87.4%	2.09	NA	NA	6.6	NA	NA	676.0	9,317.2	1.1
NUS	NYSE	Nu Skin Enterprises	DC	12/02	14.86	8.40	8.85	59.6%	0.78	0.87	0.91	11.3	10.2	9.7	80.9	715.6	1.9
PYX	NYSE	Playtex Products, Inc.	DC	12/02	14.25	6.95	8.68	60.9%	0.90	0.88	0.98	9.6	9.9	8.9	61.2	531.4	96.0 *
PG	NYSE	The Proctor & Gamble Company	JN	12/02	94.75	74.08	89.14	94.1%	3.86	4.28	4.46	23.1	20.8	20.0	1,292.9	115,249.9	7.8 *
UL	NYSE	Unilever PLC [3]	DC	12/02	10.35	7.19	9.45	91.3%	0.32	0.44	NA	29.8	21.3	NA	2,911.0	27,499.0	4.0
		Mean						**84.2%**				**19.6 x**	**18.0 x**	**16.2 x**			**3.1 x**
		Median						**87.4%**				**19.9**	**19.3**	**16.3**			**4.5**
		Combined Mean						**79.5%**				**16.9 x**	**16.2 x**	**14.5 x**			**2.5 x**
		Combined Median						**81.8%**				**15.2**	**16.4**	**14.3**			**3.3**
		Rinse [4]	**DC**	**12/02**	**$4.00**	**$2.99**	**$3.00**	**75.0%**	**$0.12 [5]**	**$0.22**	**$0.23**	**24.5 x**	**13.8 x**	**13.2 x**	**4.4**	**$13.2**	**0.4 x**

* Excluded from average NA - Not available NM - Not meaningful

Highlighted companies included in "Non-Nationally Branded" grouping on Implied Valuation pages. Multiples for ALU excluded from all calculations.

[1] Earnings estimates are from First Call and Bloomberg as of April 26, 2003, except for CHTT, RDEN, CL and DL which are from STRH Research.

[2] ALU multiples excluded from averages due to company's filing for Chapter 11 bankruptcy on April 9, 2003.

[3] Based on a currency exchange rate of $1.1037 U.S. dollars to the Euro, as of April 26, 2003. LORLY stock price calculated using ADR price on the OTC.

[4] P/E multiples based on net income for FY 2002 and estimated FY 2003 and FY 2004 of $0.6 million, $1.0 million and $1.0 million, respectively, divided by 4,491,225 fully diluted shares.

[5] Excludes $0.1 million of extraordinary expenses.

Page 23

SunTrust Robinson Humphrey[SM]
Capital Markets

* NM NM NM 49.3% 19.5% NM NM 21.1% 5.6% 41.0% 10.0% NM NM 14.8% 2.5% 35.3% 10.8% 40.4% NM Net Income 103.3% 57.4% 49.3% 20.2% 14.8% 29.5% 20.3% * 3 Year CAGR 15.8% 1.2% 13.8% 44.3% 22.7% 13.3% 2.7% NM 16.3% 13.5% 11.4% 3.9% 23.1% 1.6% 9.1% 3.4% 6.2% 4.7% NM 0.4% 1.9% 6.5% 4.3% 10.2% 5.4% NM Rev x* * x x x x x EBITDA 7.1 8.2 6.0 6.3 7.3 5.6 4.4 104.4 6.3 6.3 10.0 13.8 11.6 14.7 8.6 11.1 3.6 5.3 8.0 13.6 6.0 9.7 10.0 8.5 8.1 1.8 x* x x x x x 7.7 9.1 7.3 8.4 8.3 6.4 5.6 NM 7.5 7.8 11.9 15.7 14.7 16.8 10.0 15.4 5.0 6.4 8.9 16.7 8.4 11.8 11.9 10.3 8.9 2.3 Firm Value to: EBIT x* * x x x x x 0.3 2.1 0.7 0.8 0.9 0.9 0.4 1.6 0.9 0.9 1.1 2.3 1.5 3.6 1.7 1.4 0.6 0.7 1.8 3.0 1.0 1.7 1.5 1.4 1.2 0.1 Rev * EBITDA Margin 4.9% 25.9% 11.7% 12.1% 12.3% 15.1% 9.4% 1.6% 12.6% 12.1% 10.7% 16.5% 12.6% 24.8% 19.9% 12.4% 17.5% 13.2% 23.1% 22.0% 17.0% 17.3% 17.0% 15.4% 14.2% 8.0% * 4.5% 23.3% 9.5% 9.1% 10.8% 13.4% 7.5% NM 12.3% 10.2% 9.0% 14.5% 10.0% 21.7% 17.1% 9.0% 12.4% 11.0% 20.7% 17.9% 12.2% 14.1% 12.4% 13.5% 12.2% 6.3% EBIT Margin [2] [3] [4] [5] [6] [7] [8] EBITDA $29.8 57.7 40.9 90.9 56.7 19.7 7.2 17.6 $293.8 1,029.1 132.4 2,309.6 254.6 609.5 2,758.7 127.4 166.2 9,232.0 7,764.8 $2.0 [2] [3] [4] [5] [6] [7] [8] $27.3 51.9 33.3 68.2 50.0 17.5 5.7 (101.3) $245.9 904.3 104.5 2,013.1 218.6 439.8 1,962.7 105.8 149.1 7,479.0 5,587.3 $1.6 Latest Twelve Months EBIT $612.7 223.1 350.7 752.0 461.9 130.4 76.2 1,119.4 6,228.3 1,047.1 9,294.3 1,282.2 4,905.9 964.1 719.1 $25.1 Project Rinse Rev $2,733.5 15,769.7 41,870.0 45,619.2 Page 24 (In Millions, Except Per Share Amounts) Total Firm Value [1] $211.3 473.3 244.7 574.2 414.7 111.4 31.8 1,836.8 $2,930.8 14,219.5 1,531.8 33,888.6 2,185.9 6,790.6 9,804.9 677.0 1,327.5 125,168.9 46,873.4 $3.6 $0.6 15.9 0.5 22.7 32.1 38.3 0.1 85.8 $195.7 606.8 76.3 167.9 219.6 654.8 2,445.9 120.3 31.6 5,106.0 3,882.8 $17.5 Multiples for ALU excluded from all calculations. Cash & Equiv Market Comparison of Selected Personal Care Products Companies * * * 221.3% 301.2% 71.2% 244.5% 19.4% 18.9% 14.8% NM 111.7% 45.3% 35.5% NM 106.0% 1028.8% 307.7% 28.5% 35.8% 21.1% 101.3% 340.9% 122.1% 103.7% 117.6% 86.2% 21.3% Debt/ Equity 14960.2% $209.3 225.2 59.0 322.4 55.0 15.3 7.8 1,775.1 $322.9 1,372.2 368.6 3,603.9 458.4 407.7 2,933.6 81.7 827.8 15,025.0 23,257.2 $7.9 Total Debt 500mm) $94.6 74.7 82.9 131.8 283.0 80.9 52.8 (1,640.8) 500mm) $908.6 (127.7) 347.6 350.3 149.0 1,432.7 8,191.4 386.5 5.5 14,836.0 6,822.1 $37.1 NM—Not meaningful Book $ $            Value (< (> Excludes $0.1 million in extraordinary expenses. Companies Companies NA—Not available Products Products Care Care Personal Personal Implied Valuation Based on Publicly Traded Reference Companies Cap Cap -—Total firm value equals market capitalization plus debt minus cash. Excludes approximately $7.4 million in loss of intangibles. Excludes approximately $13.6 million in restructuring charges. Excludes approximately $34.3 million in special charges. Excludes approximately $1.7 million in special income and asset sales. Excludes approximately $110.4 million in restructuring charges. Excludes approximately $7.6 million in restructuring charges. Includes $0.2 million in royalty income. Company Name Small Allou Health & Beauty Chattem, Inc. Del Laboratories, Inc. Elizabeth Arden, Inc. Helen Of Troy Inter Parfums, Inc. Parlux Frangrances, Inc. Revlon, Inc. Mean Median Large Alberto-Culver Company Avon Products, Inc. Church & Dwight Co., Inc. Colgate-Palmolive Company The Dial Corporation The Estee Lauder Companies Inc. L’Oreal SA Nu Skin Enterprises Playtex Products, Inc. The Proctor & Gamble Company Unilever PLC Mean Median Combined Mean Combined Median Rinse * Excluded from average Highlighted companies included in “Non-Nationally Branded” grouping on Implied Valuation pages. [1] [2] [3] [4] [5] [6] [7] [8]

$7.16 5.07 4.89 1.45 2.56 2.37 15.64 $5.59 4.40 4.89 $10.14 6.03 5.87 2.07 3.53 3.28 20.61 $7.36 5.69 5.87 Implied Equity Value per Share [4] Implied Equity Value per Share [4] $32,148 22,771 21,965 6,510 11,507 10,646 70,237 $25,112 19,766 21,965 $45,531 27,098 26,349 9,276 15,844 14,740 92,554 $33,056 25,576 26,349 Implied Equity Value [3] Implied Equity Value [3] $22,023 12,646 11,840 NM 1,382 521 60,112 $18,087 10,365 12,243 $35,406 16,973 16,224 NM 5,719 4,615 82,429 $26,894 15,621 16,599 Implied Firm Value Implied Firm Value x x 1.9 2.5 Market / Book Market / Book x x 2004 P/E 10.4 2004 P/E 14.5 Cal. x Cal. x 2003 P/E 11.8 2003 P/E 16.2 x x P/E 11.8 P/E 16.9 x x Project Rinse EBIT 7.5 Unweighted Mean Weighted Mean Median EBIT 10.3 Unweighted Mean Weighted Mean Median Page 25 LTM x Mean Multiples—All Reference Companies LTM x Mean Multiples—Small-Cap Personal Care Products EBITDA 6.3 EBITDA 8.5 (All Dollar Amounts in Thousands, Except Per Share Amounts) x x Implied Valuation Based on Publicly Traded Reference Companies Revenue 0.9 Revenue 1.4 Importance Weighting 10.0% 20.0% 20.0% 20.0% 15.0% 10.0% 5.0% Importance Weighting 10.0% 20.0% 20.0% 20.0% 15.0% 10.0% 5.0% Excludes $0.1 million in extraordinary expenses. $25,067 2,002 1,575 550 976 1,020 37,089 $25,067 2,002 1,575 550 976 1,020 37,089 Rinse Value [2] Rinse Value [2] Includes $0.1 million in royalty income. Projections provided by management. Implied firm value less net debt of $(10.1) million, estimated by management as of 3/31/03. Based on 4,491,225 fully diluted shares outstanding. Implied Valuation Based on Publicly Traded Reference Companies Valuation Parameter LTM Revenue [1] LTM EBITDA [1] LTM EBIT [1] LTM Net Income 2003 P Net Income 2004 P Net Income Book Value Valuation Parameter LTM Revenue [1] LTM EBITDA [1] LTM EBIT [1] LTM Net Income 2003 P Net Income 2004 P Net Income Book Value [1] [2] [3] [4]

$6.25 4.86 4.67 1.28 2.49 2.42 11.87 $4.83 4.00 4.67 Implied Equity Value per Share [4] $28,092 21,826 20,978 5,739 11,196 10,856 53,296 $21,712 17,948 20,978 Implied Equity Value [3] $17,967 11,701 10,853 NM 1,071 731 43,171 $14,249 8,700 11,277 Implied Firm Value x 1.4 Market / Book x 2004 P/E 10.6 Cal. x 2003 P/E 11.5 x P/E 10.4 x Project Rinse EBIT 6.9 Unweighted Mean Weighted Mean Median Page 26 LTM x Mean Multiples—Non-Nationally Branded Companies [5] EBITDA 5.8 (All Dollar Amounts in Thousands, Except Per Share Amounts) x Implied Valuation Based on Publicly Traded Reference Companies Revenue 0.7 Importance Weighting 10.0% 20.0% 20.0% 20.0% 15.0% 10.0% 5.0% Excludes $0.1 million in extraordinary expenses. $25,067 2,002 1,575 550 976 1,020 37,089 Rinse Value [2] Includes $0.1 million in royalty income. Projections provided by management. Implied firm value less net debt of $(10.1) million, estimated by management as of 3/31/03. Based on 4,491,225 fully diluted shares outstanding. Companies in average include: DLI, HELE, IPAR, & PARL. Implied Valuation Based on Publicly Traded Reference Companies Valuation Parameter LTM Revenue [1] LTM EBITDA [1] LTM EBIT [1] LTM Net Income 2003 P Net Income 2004 P Net Income Book Value [1] [2] [3] [4] [5]

Section VII

Implied Valuation Based on Selected Mergers and Acquisitions

Analysis of Selected Mergers and Acquisitions Since January 1, 1998

Date Announced	Target Name	Target Business Description	Acquiror Name	Equity Value ($mil)	Firm Value [1] ($mil)	Equity Value/ Net Income	Equity Value/ Book Value	Firm Value/ Sales	Firm Value/ EBIT	Firm Value/ EBITDA
03/28/03	Cosmolab	Mnfr, whl lip, eye, cosmetics	CSI East	NA	NA	NA	NA	NA	NA	NA
03/25/03	Ecologique Inc	Mnfr skin care prod	Thomas F. Frank	NA	NA	NA	NA	NA	NA	NA
03/18/03	Wella AG	Mnfr hair prod	Procter & Gamble Co	$5,800.0	$6,900.0	45.6 *	10.0 *	2.0x	22.1x *	15.3x *
02/01/03	Shaman Beauty Products	Mnfr hair, body prod	Jason Natural Cosmetics	NA	NA	NA	NA	NA	NA	NA
12/17/02	Creative Beauty Innov	Mnfr, whl health, beauty prod	Carrington Laboratories	NA	NA	NA	NA	NA	NA	NA
09/30/02	Cardre Inc	Mnfr cosmetics	Sensient Technologies Corp	NA	NA	NA	NA	NA	NA	NA
08/16/02	Avalon Natural Products Inc	Mnfr organic personal care prod	Avalon Holdings Corp	NA	NA	NA	NA	NA	NA	NA
08/01/02	John Frieda Professional Hair Care, Inc.	Mnfr, rtl hair care prod	Andrew Jergens Co(Kao Corp)	NA	450.0	NA	NA	2.8x	NA	NA
07/26/02	International Speciality Products	Mnfr specialty chemicals	Samuel J Heyman	674.9	1,074.1	29.3x *	3.5x *	1.3x	9.2x	5.6x
05/17/02	Nitrone Scientific Inc	Mnfr skin care prod	Prime Pharmaceuticals Corp	NA	NA	NA	NA	NA	NA	NA
03/05/02	Abott Laboratories - Selsun Blue	Mnfr dandruff shampoo	Chattem Inc	NA	76.4	5.6x	57.8x *	1.9x	NA	6.0x
02/08/02	KMS Research	Mnfr hair care prod	Goldwell GmbH	NA	NA	NA	NA	NA	NA	NA
12/12/01	Armstrong-McCall	Distributes beauty supplies	Alberto-Culver Co	NA	NA	NA	NA	NA	NA	NA
12/02/01	Joico Laboratories, Inc	Mnfr hair care prod	Zotos Intl Inc	NA	NA	NA	NA	NA	NA	NA
11/13/01	Amer Safety Razor-Cotton	Mnfr cotton, foot care prod	US Cotton LLC	NA	NA	NA	NA	NA	NA	NA
11/01/01	Lamaur Corp-Willow Lake Brand	Mnfr personal hair care prod	Alleghany Pharmcal Corp	1.0	NA	NA	NA	NA	NA	NA
10/08/01	Intl Flavors & Fragrances Inc	Mnfr flavor,fragrance prod	JM Smucker Co	NA	NA	NA	NA	NA	NA	NA
10/01/01	Pacer Tech-Cook Bates Prod	Mnfr personal care prod	We Bassett Co	NA	NA	NA	NA	NA	NA	NA
08/31/01	Pfizer Inc-Barbasol Shave	Mnfr, whl men's shaving creams	Perio Products Inc	NA	NA	NA	NA	NA	NA	NA
08/30/01	Graham Webb International	Mnfr perfumes and cosmetics	Wella AG	NA	NA	NA	NA	NA	NA	NA
08/28/01	Dial Corp-Spec Personal Care	Mnfr spec personal care prod	Hathi Group	12.0	12.0	NA	NA	0.1x [2]	NA	NA
07/16/01	BSI USA Inc	Mnfr,whl perfumes,cosmetics	Body Shop International PLC	NA	NA	NA	NA	NA	NA	NA
05/21/01	Bristol-Myers Squibb-Clairol	Mnfr hair and skin care prod	Procter & Gamble Co	4,950.0	NA	NA	NA	NA	NA	NA
05/09/01	BioMedic(Cosmetic Concepts)	Mnfr,whl skin care prod	Loreal USA	NA	NA	NA	NA	NA	NA	NA
05/07/01	Carter-Wallace Inc-Consumer	Mnfr consumer prod	Investor Group	NA	NA	NA	NA	NA	NA	NA
05/03/01	Hydrocarbon Technologies Inc	Mnfr soaps & detergents	Headwaters Inc	NA	NA	NA	NA	NA	NA	NA
04/23/01	Surrey Inc-Assets	Mnfr soap,personal care prod	Jean Charles Inc	NA	NA	NA	NA	NA	NA	NA
04/02/01	USA Detergents Inc	Manufacture soap,detergent	Church & Dwight Co	100.0	136.1	40.0x *	4.1x *	0.5x	20.9x *	9.0x
01/22/01	Guest Supply Inc	Mnfr,whl personal care prod	Sysco Corp	188.7	232.4	16.3x	1.5x	0.6x	10.8x	8.4x
12/13/00	Dr Johns Products Ltd	Mnfr,whl eletric toothbrushes	Procter & Gamble Co	NA	NA	NA	NA	NA	NA	NA
10/31/00	Elizabeth Arden Inc(Unilever)	Manufacture cosmetics	French Fragrances Inc	NA	225.0	NA	NA	0.5x	NA	2.5x
10/30/00	Moll Industries-Cosmetics Div	Pvd cosmetics packaging svcs	Henlopen Manufacturing	NA	NA	NA	NA	NA	NA	NA
10/18/00	Procter & Gamble-Clearasil	Mnfr and whl skin care prod	Boots Co PLC	NA	NA	NA	NA	NA	NA	NA
10/11/00	B&H Supply Co Inc	Distributes beauty supplies	Sally Beauty(Alberto-Culver)	NA	NA	NA	NA	NA	NA	NA
10/04/00	AMM Holdings-Cosmetics Div	Mnfr cosmetics	Pechiney SA	NA	NA	NA	NA	NA	NA	NA
09/25/00	Fresh Inc	Mnfr,whl perfumes,fragrances	LVMH Moet-Hennessy L Vuitton	NA	NA	NA	NA	NA	NA	NA
09/13/00	BeautiControl Cosmetics Inc	Mnfr cosmetics,beauty aids	Tupperware Corp	54.3	60.4	NA	4.8x *	0.9x	NA	NA
08/24/00	Chattem Inc-Ban Antiperspirant	Mnfr antiperspirant,deodorant	Andrew Jergens Co(Kao Corp)	160.0	NA	11.9x [3]	NA	NA	NA	NA
07/17/00	Davidson Supply Co	Whls profsd beauty prod	Beauty Systems Group	NA	NA	NA	NA	NA	NA	NA
07/11/00	Caribbean Pacific Natural Prod	Mnfr skin care prod	Quigley Corp	NA	NA	NA	NA	NA	NA	NA
06/25/00	Advanced Polymer Sys Inc-Topic	Mnfr perfumes,cosmetics	RP Scherer Corp	25.0	NA	7.8x [4]	NA	NA	NA	NA
06/05/00	Bumble & Bumble Products LLC	Whl,dist hair prod	Estee Lauder Co Inc	NA	NA	NA	NA	NA	NA	NA
05/16/00	Bristol-Myers Squibb-Sea	Mnfr toiletry prod	Shiseido Co Ltd	NA	NA	NA	NA	NA	NA	NA
05/11/00	Tactica International	Mnfr,whl personal care prod	Helen of Troy Ltd	NA	NA	NA	NA	NA	NA	NA
04/25/00	Mercury Beauty Co Inc	Whl distrib of beauty prod	eSalon Inc	NA	NA	NA	NA	NA	NA	NA
04/18/00	Gordon Laboratories Inc	Mnfr cosmetics	Chromatics Color Sciences Intl	NA	NA	NA	NA	NA	NA	NA
04/18/00	Matrix Essentials Inc	Mnfr,whl hair., skin care prod	Cosmair Inc(L'Oreal SA)	NA	NA	NA	NA	NA	NA	NA
04/03/00	Mario Tricoci Hair Salons	Manufacture cosmetics	Elizabeth Arden Salon Holdings	NA	NA	NA	NA	NA	NA	NA
03/30/00	Lifequest Inc	Mnfr cosmetics	Hydrogiene Corp	NA	NA	NA	NA	NA	NA	NA
03/28/00	Bar-Lor Cosmetics	Manufacture cosmetics	Starbase-1 Coffee Co Ltd	NA	NA	NA	NA	NA	NA	NA

Page 27

SunTrust Robinson Humphrey[SM]
Capital Markets

Implied Valuation Based on Selected Mergers and Acquisitions

Analysis of Selected Mergers and Acquisitions Since January 1, 1998

Date Announced	Target Name	Target Business Description	Acquiror Name	Equity Value ($mil)	Firm Value [1] ($mil)	Equity Value/ Net Income	Equity Value/ Book Value	Firm Value/ Sales	Firm Value/ EBIT	Firm Value/ EBITDA
03/24/00	Gillette Co-White Rain Shampoo	Mnfr shampoo	Diamond Products Co	NA	NA	NA	NA	NA	NA	NA
03/13/00	Pro-Line Corp	Mnfr,whl personal care prod	Alberto-Culver Co	NA	NA	NA	NA	NA	NA	NA
02/28/00	Carson Inc	Mnfr hair,nail care prod	Cosmair Inc(L'Oreal SA)	80.6	196.8	NA	1.2x	1.1x	NM	58.9x *
02/25/00	Urban Decay	Prod,whl cosmetics	LVMH Moet-Hennessy L Vuitton	NA	NA	NA	NA	NA	NA	NA
02/19/00	Revlon Inc-Professional Prod	Mnfr cosmetics,pharmaceuticals	Investor Group	NA	NA	NA	NA	NA	NA	NA
02/14/00	A&L Laboratories	Mnf hygiene prod	Roullier Group	NA	NA	NA	NA	NA	NA	NA
01/28/00	Macon Beauty Supply	Whl,mnfr beauty prod	Beauty Systems Group	NA	NA	NA	NA	NA	NA	NA
12/15/99	ThermoLase Corp(ThermoTrex)	Mnfr personal care prod	Thermo Electron Corp	125.7	238.9	NM	NM	6.0x *	NM	NM
11/16/99	Fragrance Impressions Ltd	Prod,whl fragrances,cosmetics	Tristar Corp	NA	NA	NA	NA	NA	NA	NA
11/04/99	Warner-Lambert Co	Health care, consumer prod	Pfizer	89,167.0	99,313.5	51.4x *	28.5x *	7.7x *	38.5x *	33.7x *
11/01/99	Procter & Gamble Co-Prell	Mnfr shampoos	Prestige Brands International	NA	NA	NA	NA	NA	NA	NA
10/04/99	Parlux Fragrances Inc	Mnfr perfumes,beauty prod	North Shore Associates LP	29.4	47.0	10.8x	0.5x	0.8x	8.1x	5.4x
09/15/99	RetCom Holdings Ltd	Mnfr cosmetics	AKI Inc(AKI Holding Corp)	NA	NA	NA	NA	NA	NA	NA
09/14/99	Benefits Cosmetics	Produce cosmetic prod	LVMH Moet-Hennessy L Vuitton	NA	NA	NA	NA	NA	NA	NA
08/06/99	CCA Industries Inc	Mnfr,whl health,beauty aides	Tolla-Tech Inc	15.1	14.9	18.8x	8.5x *	0.4x	2.9x	2.6x
08/05/99	Stila Cosmetics Inc	Mnfr,retail cosmetics	Estee Lauder Co Inc	NA	NA	NA	NA	NA	NA	NA
07/21/99	Centocor Inc	Mnfr therapeutic health prod	Johnson & Johnson	5,050.7	5,419.9	15.2x	2.1x	13.3x *	107.1x *	58.4x *
06/03/99	Inter Parfums Inc	Whl men's, women's fragrances	LVMH Moet-Hennessy L Vuitton	42.9	30.4	9.6x	0.9x	0.4x	3.5x	2.9x
05/13/99	Baby Magic	Mnfr infant bath related prod	Playtex Products Inc	90.0	NA	NA	NA	NA	NA	NA
05/12/99	Hard Candy	Mnfr cosmetics	LVMH Moet-Hennessy L Vuitton	NA	NA	NA	NA	NA	NA	NA
05/12/99	Playtex Prod-Intl Jhirmack	Manufacture haircare prod	Allegheny Pharmacal Corp	NA	NA	NA	NA	NA	NA	NA
04/21/99	NextDerm Inc	Mnfr skin care prod	ProCyte Corp	NA	NA	NA	NA	NA	NA	NA
03/31/99	Block Drug-Lava Heavy Duty	Mnfr hand cleaners	WD-40 Co	19.0	NA	NA	NA	NA	NA	NA
02/26/99	Naimco Inc-Industrial Soap Ops	Manufacture soap	Valley Products Co	NA	NA	NA	NA	NA	NA	NA
02/15/99	American Safety Razor Co	Mnfr,whl consumer prod	JW Childs Equity Partners LP	173.1	297.5	15.3x	2.8x	1.0x	9.7x	6.9x
02/11/99	Sussex Plastics Inc	Mnfr cosmetics	Rexam PLC	NA	NA	NA	NA	NA	NA	NA
02/03/99	Stalmer Weston & Co Inc	Mnfr hand care prod	Erie Scientific Co	NA	NA	NA	NA	NA	NA	NA
01/21/99	Paul Sebastian Inc	Mnfr perfumes,cosmetics	French Fragrances Inc	9.5	NA	NA	NA	NA	NA	NA
12/17/98	SC Johnson & Sons Inc-Skin	Mnfr dermatological prod	Johnson & Johnson	NA	NA	NA	NA	NA	NA	NA
12/10/98	Carson Inc-Cutex Business	Mnfr nail polish remover	Shansby Group	NA	NA	NA	NA	NA	NA	NA
12/03/98	Gurwitch Bristow Products	Mnfr cosmetics	Neiman-Marcus Grp(Harcourt)	NA	NA	NA	NA	NA	NA	NA
11/05/98	Color-Prelude	Mnfr cosmetics	Heritage Marketing Corp	NA	NA	NA	NA	NA	NA	NA
08/26/98	Sarah Michaels(Bahrain Intl)	Manufacture bathroom prod	Dial Corp	185.0	NA	NA	NA	NA	NA	NA
08/05/98	Ben Rickert Inc	Mnfr cosmetics and soap	Arand Ltd	NA	NA	NA	NA	NA	NA	NA
08/04/98	Ft. Pitt Acquisition Inc	Mnfr hair,nail,skin care prod	Styling Technology Corp	30.0	NA	NA	NA	NA	NA	NA
07/16/98	Lamaur Corp-Professional Salon	Manufacture shampoo	Zotos Intl Inc(Conair Corp)	11.0	21.0 [5]	3.6x	1.6x	1.2x	6.9x	NA
07/14/98	DEP Corp	Manufacture personal care prod	Henkel KGaA	36.7	90.6	12.9x	6.8x *	0.8x	9.9x	7.5x
07/14/98	IVAX Corp	Mnfr cosmetics	Color Me Beautiful Inc	NA	NA	NA	NA	NA	NA	NA
07/14/98	Sunshine Products Inc	Mnfr skincare prod	Derma Sciences Inc	NA	NA	NA	NA	NA	NA	NA
07/03/98	Soft Sheen Products	Manufacture hair care prod	L'Oreal SA(Gespanil)	NA	NA	NA	NA	NA	NA	NA
06/22/98	Rockwood Co LLC	Mnfr health,beauty,cosmetic	Biomune Inc	NA	NA	NA	NA	NA	NA	NA
06/16/98	Johnson Products Co Inc	Mnfr,whl hair care prod	Carson Inc	NA	NA	NA	NA	NA	NA	NA
06/08/98	AP Products Ltd	Whl hair care prod	Revlon Inc	NA	NA	NA	NA	NA	NA	NA
06/01/98	Freeman Cosmetic Corp	Mnfr cosmetic prod	Dial Corp	NA	NA	NA	NA	NA	NA	NA

Page 28

SunTrust Robinson Humphrey℠
Capital Markets

Implied Valuation Based on Selected Mergers and Acquisitions

Analysis of Selected Mergers and Acquisitions Since January 1, 1998

Date Announced	Target Name	Target Business Description	Acquiror Name	Equity Value ($mil)	Firm Value [1] ($mil)	Equity Value/ Net Income	Equity Value/ Book Value	Firm Value/ Sales	Firm Value/ EBIT	Firm Value/ EBITDA
05/26/98	Pro Finish USA Ltd	Mnft nail care prod	Styling Technology Corp	5.0	5.1	5.0x	2.4x	0.9x	4.1x	NA
05/26/98	European Touch II Ltd	Mnft foot pedicure spas	Styling Technology Corp	21.8	21.8	NA	NA	NA	NA	NA
05/20/98	European Touch Co	Mnft nail treatment prod	Styling Technology Corp	3.2	3.2	NA	NA	NA	NA	NA
05/13/98	AmeriClean Systems Inc	Mnft hygiene prod	Unilever NV	NA	NA	NA	NA	NA	NA	NA
05/12/98	Body Shop International-US Bus	Mnft,whl perfumes,cosmetics	Bellamy Retail Group PLC	NA	NA	NA	NA	NA	NA	NA
05/12/98	Chattem-Corn Silk Oil Control	Mnft face care prod	Del Laboratories Inc	NA	NA	NA	NA	NA	NA	NA
04/14/98	Aloette Cosmetics Inc	Manufacture,whl cosmetics	ACI Acquisition Partners Inc	11.8	8.6	18.6x	1.2x	0.9x	11.2x	7.2x
04/07/98	Bausch & Lomb-Skin Care Bus	Mnft cosmetics	Andrew Jergens Co(Kao Corp)	NA	NA	NA	NA	NA	NA	NA
03/04/98	Cook Bates(London Intl Group)	Mnft beauty aids prod	Pacer Technology	4.8	8.6	NM	NA	0.4x	NM	NM
02/27/98	JP Fragrances Inc	Mnft,whl fragrances	French Fragrances Inc	NA	NA	NA	NA	NA	NA	NA
02/26/98	MAC(Estee Lauder Co Inc)	Manufacture cosmetics	Estee Lauder Co Inc	NA	NA	NA	NA	NA	NA	NA
02/23/98	Bristol-Myers-Ban Anti-Perspir	Mnft deodorants	Chattem Inc	170.0	170.0	NA	NA	1.8x	6.9x	NA
01/31/98	JV-SC Johnson & Son, Lion Corp	Household, personal care prod	Lion Corp	NA	NA	NA	NA	NA	NA	NA
01/29/98	Personal Care Group, Inc.	Whl baby prod	Playtex Products Inc	198.6	267.4	NM	5.0x *	2.4x	45.9x *	26.9x *
01/27/98	Redmond Products Inc	Mnft cosmetics prod	Bristol-Myers Squibb Co	NA	NA	NA	NA	NA	NA	NA
01/09/98	Pentech Intl-Cosmetic Product	Mnft,whl cosmetics	Fun Cosmetics Inc	NA	NA	NA	NA	NA	NA	NA

MEAN		11.6x	1.6x	1.1x	7.6x	5.8x
MEDIAN		15.2	3.2	1.0x	9.8	7.3

* - Excluded from average NA - Not Available NM - Not Meaningful
[1] Firm value equals equity value plus total debt minus cash.
[2] Sales figure as of Dec. 31, 2000.
[3] Income figure as of Nov. 30, 1999.
[4] Income figure as of Dec. 31, 1999.
[5] Balance sheet data as of June 30, 1998. Income statement data as of Dec. 31, 1997.
Sources: Mergerstat and SDC Platinum.

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SunTrust Robinson Humphrey℠
Capital Markets

$8.26 4.85 4.90 1.43 13.10 $6.51 4.76 4.90 Implied Equity Value per Share [3] $37,113 21,797 22,020 6,407 58,830 $29,233 21,400 22,020 Implied Equity [2] Value $26,988 11,672 11,895 NM 48,705 $24,815 12,204 19,441 Implied Firm Value x 1.6 Market / Book x Net Income 11.6 x 7.6 EBIT Unweighted Mean Weighted Mean Median LTM x Page 30 Project Rinse Mean Multiples—All Reference Transactions EBITDA 5.8 x (All Dollar Amounts in Thousands Except Per Share Amounts) Revenue 1.1 Implied Valuation Based on Reference M&A Transactions 10% 30% 30% 25% 5% Excludes $0.1 million of extraordinary expense for FY ‘02. Importance Weighting $25,067 2,002 1,575 550 37,089 Implied Valuation Based on Selected Mergers and Acquisitions Rinse Value Includes $0.1 million in royalty income for FY ‘02. Implied firm value less net debt of $(10.1) million, estimated by management as of 3/31/03. Based on 4,491,225 fully diluted shares outstanding. Valuation Parameter LTM Revenue [1] LTM EBITDA [1] LTM EBIT [1] LTM Net Income [1] Book Value [1] [2] [3]

Section VIII

• 56.0% 52.2% 46.7% 51.7% Weeks 4 • Week 45.0% 45.8% 41.3% 44.0% 1 • Valuation Day 26.2% 39.9% 34.5% 33.5% 1 • 31 • Implied Page • and [1] Million price. • Premia $150 purchase Analysis Products and Acquisition Care $10 disclosed a • Interest Personal Between with • Premiums—Present Paid (Non-Durables) Present Paid Present Paid Corporation. • Controlling Products—Products—Transactions—Above transactions Data • 1995 Premium 1998 Premium 1998 Premium of of Consumer Transactions Transactions M&A Transactions includes Securities Summary January 13 Average Consumer January 36 Average All January 667 Average Average Only • II. III. IV. Source: • Acquisition [1]

$4.00 $4.54 $4.20 Implied per Share Equity Value 33.5% 44.0% 51.7% Average Premium Paid $3.00 $3.15 $2.77 Rinse Stock Value Page 32 Valuation Parameter 1 Week Prior to Announcement [1] 4 Weeks Prior to Announcement [1] Based on announcement of management’s bid for the Company on April 16, 2002. Acquisition Premiums Analysis and Implied Valuation 1 Day Prior to Announcement [1] [1]

Section IX

2.9% 9.9% 5.2% 2.7% 1.9% 2.6% 3.1% 3.3% 3.6% 5.4% 6.4% % of Total Over 80% Through 100% 4 14 9 7 6 10 15 17 26 31 28 # of Deals 5.1% 13.4% 8.1% 10.8% 6.8% 8.9% 7.2% 9.0% 10.2% 12.7% 11.6% % of Total Over 60% Through 80% 7 19 14 28 22 34 35 46 74 73 51 # of Deals % of Total 20.4% 14.8% 19.7% 20.0% 17.0% 18.4% 17.2% 16.2% 20.3% 24.2% 20.5% 1991—2001 Over 40% Through 60% 28 21 34 52 55 70 84 83 147 139 90 Page 33 Project Rinse # of Deals % of Total 30.7% 29.6% 36.4% 34.2% 33.3% 30.7% 34.7% 30.5% 34.7% 26.7% 25.7% Distribution of M&A Premiums Offered [1] Over 20% Through 40% 42 42 63 89 108 117 169 156 251 153 113 # of Deals % of Total 36.5% 29.6% 27.2% 25.4% 32.7% 35.7% 35.1% 34.2% 24.8% 22.0% 23.2% Under 20% 50 42 47 66 106 136 171 175 179 126 102 # of Deals MergerStat Review Premiums and P/E Multiples Implied Valuation Year 1991 1992 1993 1994 1995 1996 1997 1998 1999 2000 2001 [1] Only includes transactions with a publicly disclosed purchase price. All statistics are based on the stock closing price one day prior to announcement. Source: MergerStat Review

(Base) (113) (57) (64) (204) (235) 2001 56.3% 45.0% 44.2% 33.7% 45.0% (Base) (89) (72) (69) (344) (316) 2000 42.9% 38.0% 41.5% 41.4% 40.8% (Base) (86) (74) (106) (456) (380) 1999 35.5% 35.0% 34.9% 34.3% 33.4% (Base) (55) (54) (79) (323) (213) 1998 39.8% 34.7% 38.5% 27.5% 30.1% (Base) (52) (40) (63) (332) (191) 1997 36.9% 22.4% 26.6% 27.6% 25.8% (Base) (39) (56) (68) (218) (115) Page 34 Project Rinse 1991—2001 1996 32.2% 26.4% 27.3% 26.6% 26.7% (Base) (53) (53) (44) (174) (91) M&A Premiums by Deal Size[1] 1995 42.9% 24.4% 35.4% 29.0% 28.4% (Base) (45) (36) (53) (126) (59) 1994 42.9% 33.9% 27.8% 35.8% 36.8% (Base) (38) (28) (31) (76) (46) 1993 32.3% 36.7% 31.5% 32.0% 32.5% (Base) (35) (30) (22) (55) (35) MergerStat Review Premiums and P/E Multiples Implied Valuation 1992 33.3% 21.6% 32.3% 39.0% 29.6% Price: Median Percent Premium Offered $25.0 million or less $25.0 through $50.0 million $50.0 through $100.0 million $100.0 million or more 100% Cash Consideration [1] Only includes transactions with a publicly disclosed purchase price. All statistics are based on the stock closing price one day prior to announcement. Source: MergerStat Review Purchase

AVERAGE 43.5% 33.0% 2002 YTD 6,406 $388,633 58.2% 34.1% 8,290 $699,398 57.2% 40.5% 2001 9,602 49.2% 41.1% 2000 $1,395,500 9,277 43.3% 34.6% 1999 $1,372,500 7,928 40.7% 30.1% 1998 $1,240,800 7,800 35.7% 27.5% 1997 $657,063 5,848 36.6% 27.3% 1996 $494,962 Page 35 Project Rinse 3,510 44.7% 29.2% 1991—2002 YTD [1] 1995 $356,016 2,997 41.9% 35.0% 1994 $226,671 2,663 38.7% 33.0% 1993 $176,400 Summary of Recent Mergers and Acquisitions Activity 1992 2,574 $96,688 41.0% 34.7% MergerStat Review Premiums and P/E Multiples Implied Valuation 1991 1,877 $71,164 35.1% 29.4% Industries: YTD information as of 11/21/02 . Only includes transactions with a publicly disclosed purchase price. Total Number of Net Acquisition Announcements Total Dollar Value Paid [2] Average Premium Paid Over Market [2] Median Premium Paid Over Market [2] [1] [2] Source: MergerStat Review All

[4] [4] Implied Equity $4.31 Implied Equity $3.99 Value per Share Value per Share Implied Equity Value $19,338 Implied Equity Value $17,926 [3] [3] 1991-2002 YTD [1] Average Value Premium 1 Day Prior To Announcement 43.5% 1991-2002 YTD [1] Median Value Premium 1 Day Prior To Announcement 33.0% Page 36 Project Rinse Implied Valuation Analysis Utilizing Selected Premiums From M&A Transactions in General (Dollars in Thousands except Share Price) Rinse Value $3.00 Rinse Value $3.00 MergerStat Review Premiums and P/E Multiples Implied Valuation Valuation Parameter Stock Price 1 Day Prior to Announcement [2] Valuation Parameter Stock Price 1 Day Prior to Announcement [2] [1] YTD information as of 11/21/02. [2] Based on announcement of management’s bid for the Company on April 16, 2002. [3] Source: MergerStat Review. [4] Based on 4,491,225 fully diluted shares outstanding.

Average P/E Multiples 2002 23.4 20.8 23.6 17.2 2001 17.8 21.0 20.2 20.2 Page 37 Project Rinse M&A Average P/E Multiples 2001 & 2002 MergerStat Review Premiums and P/E Multiples Implied Valuation Deal Size $50.0M to $99.9M $25.0M to $49.9M $10.0M to $24.9M Under $10.0M Source: MergerStat Review

[2] [2] Implied Equity $3.08 Implied Equity $2.89 Value per Share Value per Share Implied Equity Value $13,842 Implied Equity Value $12,988 [1] [1] Average P/E Multiple 20.2 Average P/E Multiple 23.6 Project Rinse (Dollars in Thousands except Share Price) Rinse Value $685 Rinse Value $550 Page 38 Implied Valuation Analysis Utilizing Selected P/E Multiples From M&A Transactions in General Valuation Parameter Valuation Parameter MergerStat Review Premiums and P/E Multiples Implied Valuation 2001 Net Income 2002 Net Income [1] Source: MergerStat Review. [2] Based on 4,491,225 fully diluted shares outstanding.

Section X

Discounted Cash Flow Analysis

(Dollars in Thousands, Except Per Share Amounts)

	Historical FYE Dec. 31,		Projected Years Ending December 31, [1]				
	2001	2002	2003	2004	2005	2006	2007
PROJECTED CASH FLOWS:							
Revenue	$28,296	$25,067	$25,969	$26,748	$27,551	$28,377	$29,229
Revenue Growth	*-9.1%*	*-11.4%*	*3.6%*	*3.0%*	*3.0%*	*3.0%*	*3.0%*
Cost of Goods Sold (includes depreciation expense)	16,243	15,206	15,711	16,183	16,696	17,197	17,713
Gross Profit	12,053	9,861	10,258	10,566	10,855	11,181	11,516
% of Revenue	*42.6%*	*39.3%*	*39.5%*	*39.5%*	*39.4%*	*39.4%*	*39.4%*
Selling, General and Administrative Expenses (includes d&a expenses)	11,363	8,509	8,830	9,094	9,367	9,648	9,938
EBITDA [2]	2,884	2,002	1,872	1,834	1,829	1,840	1,869
% of Revenue	*10.2%*	*8.0%*	*7.2%*	*6.9%*	*6.6%*	*6.5%*	*6.4%*
Depreciation and Amortization Expense	1,895	427	393	363	342	308	291
Earnings Before Interest and Taxes [2]	$989	$1,575	$1,478	$1,471	$1,488	$1,532	$1,578
% of Revenue	*3.5%*	*6.3%*	*5.7%*	*5.5%*	*5.4%*	*5.4%*	*5.4%*
Effective Tax Rate	*21.6%*	*64.0%*	*38.0%*	*38.0%*	*38.0%*	*38.0%*	*38.0%*
CASH SOURCES:							
Earnings Before Interest and After Taxes [3]	$755	$587	$917	$912	$922	$950	$979
Depreciation and Amortization Expense	1,895	427	393	363	342	308	291
TOTAL SOURCES	$2,650	$1,014	$1,310	$1,275	$1,264	$1,258	$1,270
CASH USES:							
Capital Expenditures	$85	$30	$50	$50	$50	$50	$50
Plus: Increase (Decrease) in Current Assets Except Cash	(2,933)	(2,209)	(573)	268	288	284	293
Plus: Decrease (Increase) in Current Liabilities Except Debt	442	542	(71)	(63)	(66)	(67)	(69)
TOTAL USES	($2,406)	($1,637)	($594)	$255	$272	$268	$274
FREE CASH FLOW	**$5,056**	**$2,650**	**$1,904**	**$1,020**	**$992**	**$990**	**$995**

[1] Projections for 2003-2007 provided by Rinse management.

[2] Includes royalty income for 2001 thru 2003. Excludes $125,000 and $75,000 of extraordinary expenses in 2001 and 2002, respectively.

[3] Extraordinary expenses taxed at 38%.

Page 39

SunTrust Robinson Humphrey℠ Capital Markets

4,491 $4.83 4.57 4.35 4.15 3.98 3.83 3.70 6.0x $21,702 $20,531 $19,521 $18,645 $17,882 $17,216 $16,631 4,491 $4.57 4.35 4.15 3.98 3.83 3.70 3.58 5.0x $20,542 $19,517 $18,631 $17,861 $17,191 $16,603 $16,087 Equity Value per Share 4,491 $4.32 4.12 3.95 3.80 3.67 3.56 3.46 Discounted Present Value of Equity 4.0x $19,381 $18,502 $17,740 $17,078 $16,499 $15,991 $15,543 = = = = = = = Net Debt [3] 3/31/03 ($10,125) ($10,125) ($10,125) ($10,125) ($10,125) ($10,125) ($10,125) -—-—-—- 6.0x $6,964 $6,088 $5,340 $4,700 $4,150 $3,675 $3,264 Page 40 Present Value of Terminal Year EBITDA [2] 5.0x $5,804 $5,073 $4,450 $3,917 $3,458 $3,063 $2,720 Shares Outstanding [4] EQUITY 4.0x $4,643 $4,058 $3,560 $3,133 $2,767 $2,450 $2,176 OF VALUE + + + + + + + Present Value of $4,613 $4,318 $4,055 $3,820 $3,607 $3,415 $3,241 PRESENT Free Cash Flow [1] Discounted Cash Flow Analysis (Dollars in Thousands, Except Per Share Amounts) DISCOUNTED Discount Rate 10.0% 13.0% 16.0% 19.0% 22.0% 25.0% 28.0% [1] Discounted back to 12/31/02. [2] Based on average of M&A reference transactions. [3] Net debt equals short term and long term debt less cash and CD balances estimated by management as of 3/31/03. [4] Based on 4,491,225 fully diluted shares outstanding.